SIA ENGINEERING COMPANY 

03 JUL -2 AM 7:21

30 June 2003


03024282

(FILE: 82-5123)

U.S. Securities and Exchange Cor.
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

BY COURIER

SUPPL

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

Re : Submissions pursuant to the Listing Rules of the SGX-ST (SIA Engineering Company Limited) (File: 82-5123)

We enclose bound documents consisting of information that, since our last letter of 20 March 2003 to the date of this letter, the Company has (i) published pursuant to the laws of Singapore, (ii) filed with the SGX-ST (or other regulatory authority) and which are customarily made public by the SGX-ST (or other regulatory authority) and (iii) distributed to its security holders.

A list of the said documents is also attached hereto for your easy reference.

No	Name of Document	Date Made Public, Filed or Distributed	Entity Requiring Document
1.	Announcement Pursuant to Rule 704(11) of the SGX-ST Listing Manual	05 May 2003	SGX-ST
2.	Board Changes	13 May 2003	SGX-ST
3.	SIA Engineering Posts 5.1% Growth in Revenue	21 May 2002	SGX-ST
4.	Interested Person Transactions for Financial Year 2002-03	22 May 2003	SGX-ST
5.	SIAEC's Senior Management Leads the Way with Pay Cuts	23 May 2003	SGX-ST
6.	SIA Engineering Company FY 02/03 Presentation	22 May 2003	SGX-ST
7.	Announcement of Appointment of Chairman and Director	6 June 2003	SGX-ST`
8.	Announcement of Appointment of Deputy Chairman and Director	6 June 203	SGX-ST
9.	Notice of Annual General Meeting	12 June 2003	SGX-ST
10.	Notice of Extraordinary General Meeting	16 June 2003	SGX-ST
11.	Notice of Director's Interest in Related Corporations – Dr N Varaprasad	25 February 2003	SGX-ST

Airmail Transit Centre P O Box 501, Singapore 918101 Cable SINAIRLINE Telex 21241
Airline House, 25 Airline Road Singapore 819829 Telephone 65423333

12.	Notice of Director's Interest in a Related Corporation – Dr N Varaprasad	24 March 2003	SGX-ST
13.	Notice of Director's Interest in Related Corporations – Chew Leng Seng	28 March 2003	SGX-ST
14.	Notice of Director's Interest in a Related Corporation – Dr N Varaprasad	02 April 2003	SGX-ST
15.	Notice of Director's Interest in Related Corporations – Chew Leng Seng	08 April 2003	SGX-ST
16.	Declaration of Directors' Interest in the Company and its Related Corporations – Cheong Choong Koong	09 April 2003	SGX-ST
17.	Declaration of Directors' Interest in the Company and its Related Corporations – Bey Soo Khiang	09 April 2003	SGX-ST
18.	Declaration of Directors' Interest in the Company and its Related Corporations – Thio Su Mien	09 April 2003	SGX-ST
19.	Declaration of Directors' Interest in the Company and its Related Corporations – Wong Nang Jang	09 April 2003	SGX-ST
20.	Declaration of Directors' Interest in the Company and its Related Corporations – Wong Ngit Liong	10 April 2003	SGX-ST
21.	Declaration of Directors' Interest in the Company and its Related Corporations – Natarajan Varaprasad	11 April 2003	SGX-ST
22.	Notice of Director's Deemed Interest in a Related Corporation – Thio Su Mien	14 April 2003	SGX-ST
23.	Notice of Director's Interest in a Related Corporation – Wong Ngit Liong	14 April 2003	SGX-ST
24.	Declaration of Directors' Interest in the Company and its Related Corporations – Jimmy Phoon Siew Heng	14 April 2003	SGX-ST
25.	Notice of Director's Deemed Interest in a Related Corporation – Wong Nang Jang	17 April 2003	SGX-ST
26.	Notice of Director's Interest in Related Corporations – Chew Leng Seng	23 April 2003	SGX-ST
27.	Declaration of Directors' Interest in the Company and its Related Corporations – Chew Leng Seng	28 April 2003	SGX-ST
28.	Notice of Director's Interest in Related Corporations – Chew Leng Seng	16 May 2003	SGX-ST
29.	Notice of Director's Interest in a Related Corporation – Dr N Varaprasad	5 June 2003	SGX-ST
30.	Notice of Director's Interest in a Related Corporation – Dr N Varaprasad	10 June 2003	SGX-ST
31.	Notice of Director's Interest in a Related Corporation – Dr N Varaprasad	18 June 2003	SGX-ST

The documents and information enclosed and the documents and other information to be furnished to the Commission in the future pursuant to this exemption request are being furnished under paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this exemption request nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of the enclosed documents by stamping on the enclosed copy of this exemption request provided for that purpose and returning the same to our messenger.

Sincerely,



Melanie Lee
Legal Counsel

Enclosures

cc. VPC




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Listed Companies' Announcement

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SIA ENGINEERING COMPANY LIMITED

ANNOUNCEMENT PURSUANT TO RULE 704(11) OF THE SGX-ST LISTING MANUAL

As required by Rule 704(11) of the Listing Manual of the SGX-ST, SIA Engineering Company Limited (the "Company") wishes to announce that to the best of its knowledge, there is no person occupying a managerial position in the Company or in any of its principal subsidiaries, who is a relative of a director or chief executive officer or substantial shareholder of the Company.

Submitted by Devika Rani Davar, *Company Secretary* on 05/05/2003 to the SGX

Next Annc Prev Annc

---

03 JUL -2 AM 7:21

MASNET No. 34 OF 13.05.2003
Announcement No. 34

SIA ENGINEERING COMPANY LIMITED

BOARD CHANGES

The Board of SIA Engineering Company Limited today approved certain changes to its Board of Directors.

Dr Cheong Choong Kong, who has been a Director of the Company for 19 years and its Chairman for the last 7 years, will be stepping down as Chairman and Director of the Company, ahead of his impending retirement as Deputy Chairman/CEO of Singapore Airlines Limited (SIA) in June 2003.

Mr Koh Boon Hwee, Chairman of SIA, and Mr Chew Choon Seng, CEO-designate of SIA, will become Directors of SIA Engineering Company. Mr Koh will succeed Dr Cheong as Chairman of the Company and Mr Chew Choon Seng will become the Deputy Chairman, taking over from Mr Chew Leng Seng, the current Deputy Chairman. Mr Chew Leng Seng will continue to remain a Director of the Company.

The foregoing changes will take effect from 22 May 2003.

Submitted by Devika Rani Davar, Company Secretary on 13/05/2003 to the SGX

\SNET No. 22 OF 21.05.2003
nouncement No. 22

A ENGINEERING COMPANY LIMITED

IA Engineering posts 5.1% growth in revenue.

INGAPORE – 21 May 2003: For the financial year ended 31 March 2003, mainboard-listed **SIA Engineering Company Limited** posted a 5.1% growth in revenue to $878.1 million. let profit attributable to shareholders declined 8.0% to $205.2 million, mainly because of the provision for profit sharing bonus to employees. Excluding bonus for the purpose of omparison with the results of FY2001/02 (when no bonus was paid), net profit for the year would have registered an increase of 15.0%.

'he 5.1% increase in revenue, achieved under difficult operating conditions due to the slump in the aviation industry, came mainly from its core activity of airframe and component ›verhaul.

Revenue for airframe and component overhaul rose 7.2% to $548.4 million, supported by workload increase. Revenue from the Company's other core activity, line maintenance, ncreased marginally by 1.7% to $329.7 million, because of reduced traffic flow through Changi Airport.

Expenditure increased 16.6%, contributed mainly by provision for profit-sharing bonus, higher aviation insurance premium and lower recovery for doubtful debts.

The resulting Group operating profit for the year ended 31 March 2003 fell 30.8% to $141.0 million.

The Group's associated companies and joint ventures contributed a total of $71.1 million to net earnings, a rise of 67.7% over the previous year. Share of profits from associated and joint venture companies now forms 32.9% of the Group's pre-tax profit.

Basic earnings per share declined 8.0% from 22.3 cents to 20.5 cents, while net asset value per share increased 22.7%, from 68.3 cents to 83.7 cents.

The Company is proposing a final dividend of 2.5 cents per share (1.2 cents less income tax at 22% and 1.3 cents tax-exempt). The par value of each share is 10 cents. This brings the total dividend for FY2002/03 to 4.5 cents per share, unchanged from FY2001/02. The total dividend for FY2002/03 translates into a gross dividend yield of 2.7% (based on the share price of $1.65 at the close of trading on 31 March 2003) and a payout ratio of 23.1%.

Commenting on the Company's operating performance, Mr William Tan, Chief Executive Officer of SIA Engineering Company said, "The year started with airlines, beleaguered by the events of September 11, making a slow return to financial health. Against this backdrop, the Group performed creditably, registering top line growth and improving the performance of our joint ventures.

Towards the end of FY2002/03, however, the twin impact of SARS and the Iraq war dealt a devastating blow to airlines. In response to plummeting demand, Asian carriers, located at the epicentre of the SARS outbreak, drastically cut services and scaled back maintenance needs. To ride out this difficult period, the Company is taking prompt measures to cut costs and improve operating efficiencies.

Given the severity and extent of the SARS outbreak in Asia, the outlook for FY2003-04 remains uncertain. In the near term, with falling demand and softening of rates, we expect revenue in Q1FY2003-04 to be significantly lower than Q1FY2002-03, with an adverse impact on profitability."

About SIA Engineering Company

SIA Engineering Company is a major provider of aircraft maintenance, repair and overhaul (MRO) services in Asia-Pacific. The Company has a client base of more than 80 international carriers and aerospace equipment manufacturers. It provides line maintenance services at Singapore Changi Airport for about 200 flights daily, as well as airframe and component overhaul on some of the most advanced and widely used commercial aircraft in the world.

16 joint ventures with original equipment manufacturers and airlines in Singapore, Ireland, China, Hongkong and Taiwan increase the depth and breadth of the Company's comprehensive service offerings. The combined revenue of the Group's joint ventures is approximately S$2 billion in FY2002/03, with 73% coming from non-Singapore Airlines (SIA) customers. Taking into account SIA Engineering Company's equity holding in its joint ventures, non-SIA customers contributed approximately 34% of SIA Engineering Group's business.

SIA Engineering Company has approvals from 23 national aviation regulatory authorities to provide MRO services for aircraft registered in the United States of America, major European countries and Japan, among others.

For more information, please contact:

Chia Peck Yong
Senior Manager Public Affairs
SIA Engineering Company
Tel: (65) 6541-5134
Fax: (65) 6546-0679
Mobile: 9863-0982
E-mail: peckyong_chia@singaporeair.com.sg
www.siaec.com.sg

Submitted by Devika Rani Davar, Company Secretary on 21/05/2003 to the SGX

/ASNET No. 108 OF 22.05.2003
announcement No. 112

SIA ENGINEERING COMPANY LIMITED

nterested Person Transactions For Financial Year 2002-03

SIA Engineering Company Limited refers to the announcement of its full year financial statement for Financial Year 2002-03 made on 21 May 2003 and is pleased to provide the following information on interested person transactions pursuant to Rule 920 of the SGX Listing Manual:

	Name of Interested Person	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000) (S$)
1	Autoscan Technology Pte Ltd	329,400
2	Keppel Engineering (Pte) Ltd	580,190
3	**Singapore Airlines Ltd** (a) Singapore Airlines Ltd (b) SIA Cargo Pte Ltd (c) Singapore Aircraft Leasing Enterprise Pte Ltd	40,418,814 3,891,168 2,000,000
4	ST Aviation Services Co Pte Ltd	201,573
5	Wan Tien Realty (Pte) Ltd	2,967,759
Total		**$50,388,904**

Submitted by Devika Rani Davar, Company Secretary on 22/05/2003 to the SGX

MASNET No. 69 OF 23.05.2003
Announcement No. 69

SIA ENGINEERING COMPANY LIMITED

SIAEC'S SENIOR MANAGEMENT LEADS THE WAY WITH PAY CUTS

The senior management of SIA Engineering Company (SIAEC) will take a pay cut with effect from 1 June 2003. The Chief Executive Officer will have a wage cut of 27.5 per cent, while other senior staff, from managers to senior vice-presidents, will be asked to take a wage cut of 22.5 per cent. This is in line with measures being taken by the Company to reduce costs, in response to the deteriorating business environment.

In all, 72 senior management staff will be affected. The reductions will yield annual savings of $2.26 million.

SIAEC also wishes to announce that its Board of Directors have decided to waive 50 per cent of the directors' fees due to them, after approval of their fees by shareholders at the coming Annual General Meeting in July.

Negotiations are in progress with the relevant unions regarding wage cuts affecting other staff.

Submitted by Devika Rani Davar, Company Secretary on 23/05/2003 to the SGX

MASNET No. 107 OF 22.05.2003
Announcement No. 111

SIA ENGINEERING COMPANY LIMITED

SIA Engineering Company FY02/03 Results Presentation



SIAEC FY0203 Analyst Briefing.ppt

Submitted by Devika Rani Davar, Company Secretary on 22/05/2003 to the SGX

FY02/03 PERFORMANCE REVIEW

1 Apr 02 – 31 Mar 03

SIA ENGINEERING COMPANY



Financial Review

Summary of Group Results

	FY02/03 S$M	FY01/02 S$M	Growth (%)
Revenue	878.1	835.6	+5.1
Operating Profit	141.0	203.7	-30.8
Profit After Tax	205.3	223.2	-8.0
Profit Attributable to Shareholders	205.2	223.0	-8.0



Revenue By Activities

	FY02/03 (S$M)	FY01/02 (S$M)	Growth (%)
Airframe & Component Overhaul	548.4	511.4	+7.2
Line Maintenance	329.7	324.2	+1.7
Revenue	878.1	835.6	+5.1

Revenue Composition

	FY02/03 (S$M)	FY01/02 (S$M)	Growth (%)
Labour Revenue	628.2	581.1	+8.1
Material Revenue	242.8	247.6	-1.9
Fleet Management	7.1	6.9	+2.9
Revenue	878.1	835.6	+5.1

Group Expenditure

	FY02/03 (S$M)	FY01/02 (S$M)	Growth (%)
Staff costs	338.4	266.1+	+27.2
Materials	242.3	246.6	-1.7
Overheads	156.4	119.2*	+31.2
EXPENDITURE	737.1	631.9	+16.6

+ Nil provision for profit-sharing bonus

* Offset by doubtful debt recovery of $15.2M

Profitability

	FY02/03 (S$M)	FY01/02 (S$M)	Growth (%)
Operating Profit	141.0	203.7	-30.8
Share of associate/joint venture profits	71.1	42.4	+67.7
Profit before tax	216.4	252.5	-14.3
Profit after tax	205.3	223.2	-8.0
Net Profit Margin (%)	23.4	26.7	-3.3 pts

Financial Statistics

	FY02/03	FY01/02	Growth (%)
Shareholders' funds (S$M)	837.7	682.7	+22.7
EPS (cents)	20.5	22.3	-8.0
Return on average shareholders' funds (%)	27.0	38.2	-11.2 pts

Proposed Dividend Payout for FY02/03

Dividends:		S$M
Interim -	2.0 cents/share#	15.6
Proposed Final -	2.5 cents/share#	22.4
TOTAL	4.5 cents/share#	38.0
Gross dividend yield (%)*		2.7
Payout ratio (%)		23.1

10 cents par value

* based on share price of $1.65

Operational Review

The Year In Review (FY02/03)

- **1st half (Apr - Sep 02):**

  Airlines, reeling from the aftermath of Sept 11 2001, were making a slow recovery

- **2nd half (Oct 02 - Mar 03):**
  - recovery impacted by Bali bomb blasts (Oct 02)
  - threat of war & the eventual war against Iraq
  - mid-Mar 03: outbreak of SARS, which dealt a devastating blow to carriers in Asia

Line Maintenance

	FY02/03	FY01/02	Change
No. of flights handled	78,159	79,055	- 1.1%

Airframe Maintenance & Component Overhaul

	FY02/03	FY01/02
‘A’ Checks	390	378
‘C’ Checks	113	111
‘D’ Checks	29	35
SpaceBed Upgrades	29	-

Capacity Expansion

- 4th Hangar – delayed by 9 - 12 months

  Completion in mid/3rd quarter 2004

- 5th Hangar – delayed

Outlook

- Rapid decline in air travel demand due to SARS
- Airlines have made drastic cuts in flights
- In March & April, line maintenance workload fell 30%
- Rates softened by double-digit percentage points
- By June 2003, SIA phased out entire Airbus fleet (A310/A340)
- Significant impact on airframe and component maintenance

Outlook

- Prompt measures taken to improve operating efficiencies and cut costs
- Outlook for FY03/04 uncertain
- Q1FY03/04 revenue expected to be significantly lower, with adverse impact on profitability

SIA ENGINEERING COMPANY

MASNET No. 29 OF 06.06.2003
Announcement No. 29

SIA ENGINEERING COMPANY LIMITED

Announcement Of Appointment Of Chairman and Director

Date of appointment:	22 May 2003
Name:	Koh Boon Hwee
Age:	52
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	No
Working experience and occupation(s) during the past 10 years:	Current Executive Director, Mediaring Ltd (wef 1 February 2002) Chairman, Singapore Airlines Ltd (wef 14 July 2001) Chairman, Nanyang Technological University Council (wef 9 July 1993) Past Chairman, Omni Industries Ltd (from 2 May 1996 – 31 October 2001) Chairman, Singapore Telecommunications Ltd (from 1 Apri 1992 – 30 August 2001) Chairman, Singapore Post Pte Ltd (from 1 April 1992 –30 August 2001) Chairman, Internet Technology Group Ltd (from 29 April 2000 – 16 August 2001) Executive Chairman, Wuthelam Holdings Pte Ltd (16 January 1991 – 1 August 2000) Managing Director, Hewlett Packard Singapore (April 1985 – 31 December 1990)

Other directorships
Past (for the last five years)

Company	Position	Date Appointed	Date Ceased
PUBLIC COMPANIES (SINGAPORE)			
UBS (East Asia) Ltd	Director	01 Jan 1993	15 Oct 1998
Liang Court Holdings Ltd	Dy Chairman	16 Sep 1996	19 May 1999

Excel Machine Tools Ltd Director 01 Aug 1996 28 May 1999

Liang Court Holdings Ltd Director 16 Jan 1991 24 Jun 1999

Acer Computer International Ltd Director 17 Mar 1995 14 Apr 2000

Raffles Medical Group Ltd Director 24 Mar 1997 30 May 2000

eWorld of Sports.com Ltd Director 30 Jun 2000 17 Jul 2000

SPH AsiaOne Ltd Ag Chairman 19 Sep 2000 31 Jan 2001

Ezyhealth Asia Pacific Ltd Director 10 Sep 1999 30 May 2001

Internet Technology Group Ltd Director/ 29 Apr2000 16 Aug 2001
Chairman

Singapore Telecommunications Ltd Director 28 Mar 1992 30 Aug 2001
Chairman 01 Apr 1992 30 Aug 2001

Omni Industries Ltd Director 11 Jan 1996 31 Oct 2001
Chairman 02 May 1996 31 Oct 2001

SPH AsiaOne Ltd Director 06 May 2000 24 Jan 2002

PUBLIC COMPANIES (OVERSEAS)
Hongkong.com Corporation, HK Director 03 Feb 2000 29 Aug 2001

QAD Inc, USA Director 08 Sep 1997 06 Feb 2003

PRIVATE COMPANIES (SINGAPORE)

Singapore Telecom Mobile Pte Ltd Chairman/ 06 Dec 1994 08 Apr 1998
Director

Singapore Telecom Paging Pte Ltd Chairman 06 Dec 1994 08 Apr 1998
Director

East Asian Consultancy (S) Pte Ltd Director 06 Jan 1993 16 Jun 1998

Gateway Technologies
Services Pte Ltd Director 05 Mar 1993 23 Dec 1998

Cortelco Asia Holdings Pte Ltd Director 26 Mar 1993 19 May 1999

LC Capital Pte Ltd Director 01 Jan 1999 24 Jun 1999

Palmira Pte Ltd Director 30 Apr 1996 24 Jun 1999

Region Development Pte Ltd Director 27 Jun 1994 24 Jun 1999

Singapore-Suzhou Township Director 20 Jun 1994 24 Jun 1999
Development Pte Ltd

Ventura Development Chairman/ 05 Jan 1994 24 Jun 1999
(Myanmar)Pte Ltd Director

Ventura Development Pte Ltd Director 28 Feb 1992 24 Jun 1999

Westfield Holdings Pte Ltd Director 01 Jan 1999 24 Jun 1999

Daimaru Singapore Pte Ltd Director 16 Jan 1991 25 Jun 1999

The New Otani Singapore Pte Ltd Director 16 Jan 1991 25 Jun 1999

Asiamail.com (Singapore) Pte Ltd Director 15 May 1999 25 Jun 1999

Singtel Strategic Investments Pte Chairman/ 19 Sep 1997 01 Dec 1999
Director

Delteq SA Controls Pte Ltd Director 11 Mar 1995 01 Jun 2000

Delteq Systems Pte Ltd Director 21 Oct 1992 01 Jun 2000

Animasia Holdings Pte Ltd Director 05 Oct 1996 01 Jun 2000

Nipsea China Pte Ltd Director 28 Nov 1991 01 Aug 2000

Wuthelam Holdings Pte Ltd Director 16 Jan 1991 01 Aug 2000

IC Equipment Pte Ltd Director 24 Nov 1997 01 Sep 2000

Porchester Pte Ltd Director 22 April 1992 14 Sep 2000

Ascent Logistics Pte Ltd Director 15 May 1996 13 Oct 2000

Microcircuit Technology Pte Ltd Director 28 Sep 1998 01 Nov 2000

Live-e.com Pte Ltd Director 21 Mar 2000 01 Dec 2000

Wuthelam Industries (S) Pte Ltd Director 19 Jun 1991 29 Dec 2000

Digital Typhoon Pte Ltd Director 04 May 2000 02 Apr 2001

AceFusion.com Pte Ltd Director 30 Dec 1999 05 Apr 2001

AsiaSmart Pte Ltd Director 11 Jan 2000 05 Apr 2001

Kairos Associates Pte Ltd Director 15 Aug 1995 19 Apr 2001

International Telecommunication (1993) Pte Ltd Director 30 Aug 1991 02 May 2001

Kenrich Partners Pte Ltd Director 05 Nov 1999 17 May 2001

Sanctuary Asset Management Pte Ltd Director 11 Nov 1999 17 May 2001

Animasia International Pte Ltd Director 10 Oct 1996 19 July 2001

Dr World Pte Ltd Director 11 Apr 2000 30 Jun 2001

Singapore Post Pte Ltd Director 28 Mar 1992 30 Aug 2001
Chairman 01 Apr 1992 30 Aug 2001

Broadxent Pte Ltd Director 14 Apr 2000 19 Sep 2001

Intertainer (Singapore) Pte Ltd Director 10 May 2001 01 Oct 2001

Indochina Building Supplies Pte Ltd Director 27 August 1999 14 Dec 2001

Inquisitive Mind Pte Ltd Director 29 Sep 1999 10 Jan 2002

Huifeng Investments Pte Ltd Director 31 May 1994 10 Jan 2002

Zhihui Investments Pte Ltd Director 13 June 1994 10 Jan 2002

Finesse Alliance International Pte Ltd Director 08 June 1999 06 Mar 2002

Pacific Plastics Pte Ltd Chairman/ Director 10 March 1994 09 Dec 2002

OTHER COMPANIES (OVERSEAS)

Asia Pacific Theatres Ltd, Hong Kong Director 07 Jul 1993 31 Dec 1998

Hua Joo Seng Enterprise Bhd, Malaysia Director 27 May 1996 25 May 1999

Greencliff Developments Pty Ltd, Australia Director 22 Mar 1993 24 Jun 1999

Guangzhou FC Golf & Country Club Co Ltd, China Director 14 Jul 1993 24 Jun 1999

Shanghai Yong Liang Real Estate Development Co Ltd, China Director 28 Mar 1995 24 Jun 1999

Wuhan New Minzhong Leyuan Company Ltd, China Director 24 Jan 1994 24 Jun 1999

Profit Kingdom International Ltd Hong Kong (in liquidation) Director 08 Nov 1993 24 Jun 1999

PT Citraland Liang Court, Indonesia Director 30 Sep 1993 24 Jun 1999

Regency One Co, Ltd, Thailand Director 01 Sep 1993 24 Jun 1999

LCR Developments Ltd, UK Director 12 Jun 1996 24 Jun 1999

Hanoi Tower Center Company Ltd, Vietnam Director 03 Mar 1994 24 Jun 1999

West Lake Development Co Ltd, Vietnam Director 04 Oct 1993 24 Jun 1999

York Road Ltd, Jersey Director 31 Dec 1998 24 Jun 1999

Wuhan New Minzhong Leyuan Co Ltd, China Director 26 May 2000

Delteq Systems (M) Sdn Bhd, Malaysia Director 25 May 1993 03 Jul 2000

Nipsea Holdings International Ltd, Hong Kong Director 05 Feb 1991 01 Aug 2000

Nippon Paint (China) Co, Ltd, China Director 13 Dec 1992 01 Aug 2000

Pacific Plastics (Suzhou) Co Ltd, Chairman/ 23 Feb 1994 13 Jul 2001
China Director

Pacific Plastics (Nanjing) Co Ltd, Chairman/ 11 Jan 1999 13 Jul 2001
China Director

LGC Wireless, Inc, USA Director 14 Sep 2000 29 Oct 2001

Moani, Inc, USA Director 13 Aug 1999 28 Feb 2002

STATUTORY BOARDS & NON PROFIT ORGANISATIONS

Securities Industry Council Member 01 Jan 1986 31 Dec 2001

The Institute of Policy Studies Director 15 Jan 1988 11 Mar 2002

Singapore International Foundation Director 01 Aug 1991 20 Sep 2002

COMMITTEES

Resource Panel -- GPC Finance, Member 18 Feb 1992 31 Dec 1998
Trade & Industry

Corporate Governance Committee Chairman 25 Nov 1999 21 Mar 2001

Economic Review Committee Member Jan 2002 Feb 2003
Sub-Committee on Policies related
to Taxation, the CPF System, Wages
& Land
The Working Group on Land

ADVISORY
Crimson Asia Snr Advisor 11 Jul 1997 Feb 2000

Instituto de Empresa, Madrid Member 02 Sep 1997 Sep 2001
(International Advisory Board)

Dupont ASEAN External Advisory Member 16 Feb 2000 15 May 2002
Council

Present

Companies Country Position Date Appointed

PUBLIC COMPANIES
Innovalues Precision Ltd Singapore Director 09 July 2002

MediaRing Ltd Singapore Director 06 April 1998
Exec Director 01 February 2002

Norelco Centreline Singapore Director 04 December 2002
Holdings Ltd

Singapore Airlines Ltd Singapore Director 14 March 2001
Chairman 14 July 2001

Overseas
Agilent Technologies, Inc USA Director 21 May 2003

BroadVision, Inc USA Director 29 February 1996

PRIVATE COMPANIES

Centre for Effective Singapore Director 10 December 1993
Leadership (Asia) Pte Ltd

Connexwave Pte Ltd Singapore Director 18 August 2000

Delteq Pte Ltd Singapore Director 10 April 1992

Infiniti Solutions Pte Ltd Singapore Chairman/ 22 October 2002
Director

Insuretrek Pte Ltd Singapore Director 24 August 2000

Intertainer (Asia) Pte Ltd Singapore Director 10 May 2001

Temasek Holdings (Pte) Ltd Singapore Director 18 November 1996

Tech Group Singapore Ind. Singapore Ex Director 22 April 2003
Pte Ltd

Aims Lab Pte Ltd Singapore Director 08 March 1994
(in creditors' voluntary winding up)

Overseas
Chateray Ltd Hong Kong Director 10 August 1991

First Spring Ltd Hong Kong Director 10 August 1991

Four Soft Pte Ltd India Director 31 January 2000

Sinohome.com Cayman Chairman/ 11 February 2000
Islands Director

Wuthelam Holdings Ltd Hong Kong Chairman/ 05 February 1991

Director

NON-PROFIT
Nanyang Technological Singapore Member 01 July 1991
University Council Chairman 09 July 1993

Singapore Business Singapore Council 01 April 2002
Federation Member

Shareholding in the listed issuer and its subsidiaries:	Nil
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	Mr Koh Boon Hwee is a non-independent Director given his appointment as Chairman of the listed issuer's substantial shareholder, Singapore Airlines Limited

Declaration by a Director, Executive Officer or Controlling Shareholder as Required
(As required per Appendix 2.4)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?**
No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**
No

1(c) **Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?**
No

2. **Are there any unsatisfied judgements outstanding against you ?**
No

3. **Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
No

5. **Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
No

9. **Have you , to your knowledge, in SIngapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company or partnership?**
Yes

In respect of para 9 above, I was the then Managing Director and Chief Executive Officer of Liang Court Holdings Ltd ("LCHL"). On 6 January 1996, I was served a writ by Mr Fong Chi ("FC"), wherein I and two other LCHL officers were named as co-defendants in a legal proceeding commenced in Hong Kong by FC against his wife, Ms Helena Yuan ("HY"), Grandplace Properties Ltd (a company wholly-owned by HY), Canton Master Ltd (a company jointly-owned by FC and HY) ("CML"). The said writ alleges that LCHL, myself and the two LCHL officers were acting in concert with HY to terminate a management agreement between Profit Kingdom International Ltd (a LCHL subsidiary) and CML. There is no merit in the claim and the writ was struck out by the Supreme Court of Hong Kong on 17 May 1996 with costs awarded to the LCHL officers.

In July 1995, I was interviewed by Commercial Affairs Department in their investigations concerning the distribution of poison pen faxes/letters, the contents of which involved LCHL. The Commercial Affairs Department has since preferred charges against an ex-General Manager of LCHL in the Subordinate Courts of Singapore. He was charged with disseminating misleading information about listed LCHL which was likely to lower the market price of its securities and subsequently convicted.

Liang Court Holdings Limited (presently known as Somerset Holdings Limited) ("Liang Court") was held to be in breach of Section 213(5)(b) of the Companies Act (Cap 50) for failing to give to all the shareholders of Liang Court the statement in compliance with Part C of the 10th Schedule of the Companies Act by 16 June 1999, relating to the notice of takeover by Somerset Land Pte Ltd. On that date, I was a director of Liang Court.

Submitted by Devika Rani Davar, Company Secretary on 06/06/2003 to the SGX

MASNET No. 30 OF 06.06.2003
Announcement No. 30

SIA ENGINEERING COMPANY LIMITED

Announcement Of Appointment Of Deputy Chairman and Director

Date of appointment:	22/05/2003
Name:	Chew Choon Seng
Age:	56
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	No
Working experience and occupation(s) during the past 10 years:	Singapore Airlines Limited Position Date Appointed Chief Executive Officer Designate 15 January 2003 Senior Executive Vice President Administration 1 May 2001 Executive Vice President Administration 1 April 1996 Director of Finance & Administration 16 July 1994 Senior Vice President Europe 18 February 1990

Other directorships
Past (for the last five years)

Company Position Date Appointed Date Ceased

SIA Engineering
Co. Pte Ltd Director 01 June 1996 29 February 2000

SATS Catering Pte Ltd Chairman 01 December 1996 31 August 2000

SilkAir (SIN) Pte Ltd Director 22 July 1994 Chairman 01 April 1995 01 August 2001

International Development
and Consultancy Corp Director 18 March 1999
Pte Ltd Chairman 23 April 1999 04 September 2001

Air New Zealand Ltd Alternate
Director 10 August 2000 01 Feb 2002

Present

Name of Company Position Date of Appointment

Singapore Airport Terminal
Services Limited Director/ 1 June 1996

Dy Chairman 22 May 2003

Singapore Airlines Limited Executive 5 March 2003
Director

Virgin Atlantic Limited Director 1 March 2003

Virgin Atlantic Airways Limited Director 1 March 2003

Virgin Travel Group Limited Director 1 March 2003

Singapore International Foundation Director 20 September 2002

Trans-Island Bus Services Ltd Chairman 22 December 2001

TIBS Holdings Ltd Chairman 12 December 2001

Singapore Aircraft Leasing
Enterprise Pte Ltd Chairman 1 August 2001

SMRT Corporation Limited Chairman 7 March 2000

Singapore MRT Ltd Director/ 15 May 1997
Chairman 15 February 2000

Singapore LRT Pte Ltd Chairman 15 February 2000

Shareholding in the listed issuer and its subsidiaries:	Direct Interest: 20,000 shares
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	Mr Chew Choon Seng is a Non-independent Director given

his appointment as Deputy Chairman and Chief Executive Officer of the listed issuer's substantial shareholder, Singapore Airlines Limited

Declaration by a Director, Executive Officer or Controlling Shareholder as Required
(As required per Appendix 2.4)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?**
No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**
No

1(c) **Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?**
No

2. **Are there any unsatisfied judgements outstanding against you ?**
No

3. **Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
No

5. **Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
No

9. **Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company or partnership?**
No

Submitted by Devika Rani Davar, Company Secretary on 06/06/2003 to the SGX

MASNET No. 11 OF 12.06.2003
Announcement No. 11

SIA ENGINEERING COMPANY LIMITED

Notice Of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 21st Annual General Meeting of SIA Engineering Company Limited ("the Company") will be held at the Mandarin Ballrooms 1 and 2, 6 th Floor, South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Saturday, 12 July 2003 at 10.00 a.m. to transact the following business:

Ordinary Business

1. To receive and adopt the Directors' Report and Audited Accounts of the Company for the year ended 31 March 2003 and the Auditors' Report thereon.

2. To declare a final dividend of 2.5 cents per share (1.2 cents less income tax at 22% and 1.3 cents tax exempt) for the year ended 31 March 2003.

3. To re-elect Mr Chew Leng Seng, a Director retiring pursuant to Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as a Director.

   Note: Mr Chew Leng Seng, a non-independent Director, will upon re-election, continue to serve as chairman of the Capital Structure Committee, a member of the Board Committee and a member of the Audit Committee.

4. To re-elect Lt-Gen (NS) Bey Soo Khiang, a Director retiring pursuant to Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as a Director.

5. To re-elect Dr Thio Su Mien, a Director retiring pursuant to Article 83 of the Company's Articles of Association and who, being eligible, will offer herself for re-election as Director.

   Note: Dr Thio Su Mien, will upon re-election, continue to serve as a member of the Audit Committee and an alternate member of the Board Committee. She will be considered independent for the purposes of Clause 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

6. To re-elect Mr Koh Boon Hwee, a Director retiring pursuant to Article 90 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

   Note: Mr Koh Boon Hwee, a non-independent Director, will upon re-election, continue to serve as Chairman of the Board.

7. To re-elect Mr Chew Choon Seng, a Director retiring pursuant to Article 90 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

   Note: Mr Chew Choon Seng, a non-independent Director, will upon re-election, continue to serve as Deputy Chairman of the Board and a member of the Board Committee, Nominating Committee and Compensation Committee.

8. To re-appoint Messrs Ernst & Young as auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

Special Business

9. To consider and, if thought fit, to pass the following resolutions as ordinary resolutions with or without any modifications:

9.1 "That the Directors' Fees of $341,447.00 (FY2001/2002: $291,260.00) for the year ended 31 March 2003 be and are hereby approved for payment."

9.2 "That subject to the Companies Act (Cap. 50), the Articles of Association of the Company and the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Directors of the Company be and are hereby authorised pursuant to Section 161 of the Companies Act (Cap. 50), to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit, **PROVIDED ALWAYS THAT**:- (a) the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent. of the total issued share capital of the Company for the time being, of which the aggregate number of shares that may be issued other than on a pro rata basis to existing shareholders shall not exceed 20 per cent. of the total issued share capital of the Company for the time being, and the aggregate number of shares that may be issued under this proviso shall be calculated in accordance with the listing rules of the SGX-ST, and (b) unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company, or the date by which the next Annual General Meeting of the Company is required by law or the Articles of Association of the Company to be held, whichever is the earlier."

9.3 "That, for the purposes of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("Chapter 9"):-

9.3.1 approval be and is hereby given, for the Company, its subsidiaries and relevant associated companies comprising entities at risk under the provisions of Chapter 9, or any of them to enter into any of the transactions falling within the types of interested person transactions, particulars of which are set out in the Company's Mandate for Interested Person Transactions approved at the Extraordinary General Meeting of the Company held on 7 July 2001 and renewed at the Annual General Meeting held on 6 July 2002 ("IPT Mandate") with any party who is of the class of interested persons described in the IPT Mandate;

9.3.2 such approval shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

9.3.3 the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including without limitation executing all such documents as may be required), as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorized by the IPT Mandate and/or this Resolution."

9.4 "That the Board of Directors of the Company be and is hereby authorised to offer and grant Options in accordance with the provisions of the SIA Engineering Company Limited Employee Share Option Plan (the "Plan") and to allot and issue from time to time such number of ordinary shares of S$0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the Options under the Plan **PROVIDED ALWAYS THAT** the aggregate number of ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent. of the total issued share capital of the Company from time to time."

10. To transact any other business of the Company which may arise and can be transacted at an Annual General Meeting.

NOTICE IS HEREBY GIVEN that, subject to approval being obtained at the 21st Annual General Meeting of the Company for the declaration of the final dividend which will be paid on 31 July 2003, registrable transfers received by the Company's Share Registrars, KPMG, at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on 18 July 2003 will be registered to determine shareholders' entitlement to the proposed final dividend (depositors whose securities accounts with The Central Depository (Pte) Limited are credited with shares as at 5.00 p.m. on 18 July 2003 will be entitled to the proposed final dividend), and thereafter the Share Transfer Books and Register of Members of the Company will be closed on 21 and 22 July 2003 for the preparation of dividend warrants.

BY ORDER OF THE BOARD
DEVIKA RANI DAVAR
Company Secretary
7 June 2003
Singapore

Explanatory notes on Special Business to be transacted

i. Ordinary Resolution No. 9.1 is to approve the payment of Directors' fees of $341,447.00 (FY2001/2002:- $291,260.00) for the year ended 31 March 2003, for services rendered by Directors on the Board as well as various Board Committees except for the Capital Structure Committee. Given the ad-hoc nature of the Capital Structure Committee, no fees will be payable to the members thereof. The Directors have, however, agreed to waive 50 per cent. of their fees for the year ended 31 March 2003, in response to the deteriorating business conditions facing the Company.

ii. Ordinary Resolution No. 9.2 is to empower the Directors from the date of the above Annual General Meeting until the date of the next Annual General Meeting to issue shares in the Company. The number of shares which the Directors may issue under the Resolution would not exceed 50 per cent. of the issued share capital of the Company for the time being. For issues of shares other than on a pro rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed 20 per cent. of the existing issued share capital of the Company for the time being, calculated in accordance with the listing rules of the Singapore Exchange Securities Trading Limited.

iii. Ordinary Resolution No. 9.3 is to renew the IPT Mandate (modified and restated and approved by shareholders at the Extraordinary General Meeting held on 7 July 2001 and renewed at the Annual General Meeting held on 6 July 2002) to allow the Company, its subsidiaries and relevant associated companies or any of them to enter into certain interested person transactions with persons who are considered "interested persons" in accordance with the terms of the IPT Mandate.

iv. Ordinary Resolution No. 9.4 is to authorise the Directors to offer and grant Options and to allot and issue shares upon the exercise of such Options in accordance with the provisions of the Company's Employee Share Option Plan (the "Plan"). The Plan was approved at the Extraordinary General Meeting held on 24 March 2000, prior to the Company's initial public offering and was modified and restated at the Extraordinary General Meeting held on 7 July 2001.

Notes
1. A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P.O. Box 314, Singapore 900614 not less than 48 hours before the time appointed for the Annual General Meeting.

Submitted by Devika Rani Davar, Company Secretary on 12/06/2003 to the SGX

MASNET No. 19 OF 16.06.2003
Announcement No. 19

SIA ENGINEERING COMPANY LIMITED

Notice Of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of the Company will be held on 12 July 2003 at The Mandarin Ballrooms 1 & 2, Level 6, South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 at 10.30 a.m. or soon after the conclusion of the Annual General Meeting to be held at 10.00 a.m. on the same day and at the same place for the purpose of considering and, if thought fit, passing with or without any modification, the following Resolutions, of which Resolution 1 will be proposed as a Special Resolution and Resolutions 2, 3 and 4 will be proposed as Ordinary Resolutions:

SPECIAL RESOLUTION 1: THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

That the Articles of Association of the Company be and are hereby altered in the manner and to the extent as set out in Appendix 1 to the Circular to Shareholders dated 16 June 2003.

ORDINARY RESOLUTION 2: THE PROPOSED SHARE ISSUE MANDATE

That, subject to Special Resolution 1 having been passed, authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(c) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 50 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 20 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below);

(d) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (c) above,

(i) the percentage of issued share capital shall be calculated based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:

(aa) new shares arising from the conversion or exercise of any convertible securities or employee share options on issue which are outstanding or subsisting at the time this Resolution is passed; and

(bb) any subsequent consolidation or subdivision of shares; and

(ii) in relation to an Instrument, the number of shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the *making or granting of the Instrument*;

(e) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the listing rules of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(f) (*unless revoked or varied* by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held or the expiration of such other period as may be prescribed by the Companies Act, Chapter 50 of Singapore (whichever is the earliest).

ORDINARY RESOLUTION 3: THE PROPOSED MODIFICATIONS TO THE SIAEC EMPLOYEE SHARE OPTION PLAN

That:

(a) the rules of the SIAEC Employee Share Option Plan (the "**SIAEC Employee Share Option Plan**") be modified in the manner as set out in Appendix 2 to the Circular; and

(b) the Directors of the Company be and are hereby authorised to offer and grant Options (as defined in the SIAEC Employee Share Option Plan) in accordance with the rules of the SIAEC Employee Share Option Plan (as modified) and to allot and issue from time to time such number of Ordinary Shares (as defined in the SIAEC Employee Share Option Plan) as may be required to be issued pursuant to the exercise of Options under the SIAEC Employee Share Option Plan, provided that the aggregate number of Ordinary Shares to be issued pursuant to the SIAEC Employee Share Option Plan shall not exceed 15 per cent. of the issued ordinary share capital of the Company from time to time.

ORDINARY RESOLUTION 4: THE PROPOSED ADOPTION OF A NEW SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 3 of the Circular to Shareholders dated 16 June 2003 (the "**Circular**") with any party who is of the class of interested persons described in Appendix 3 of the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorised by the IPT Mandate and/or this Resolution.

BY ORDER OF THE BOARD

Devika Rani Davar
Company Secretary

16 June 2003
Singapore

NOTES:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P.O. Box 314, Singapore 900614 at least 48 hours before the time appointed for the Extraordinary General Meeting.

Submitted by Devika Rani Davar, Company Secretary on 16/06/2003 to the SGX

 

To: **Chairman, SIAEC**
Dr Cheong Choong Kong

Directors
Mr Chew Leng Seng
Mr Wong Nang Jang
Mr Wong Ngit Liong
Lt-Gen(NS) Bey Soo Khiang
Dr Thio Su Mien
Mr Jimmy Phoon

From: Company Secretary

03 JUL -2 AM 7:21

26 February 2003

NOTICE OF DIRECTOR'S INTEREST IN RELATED CORPORATIONS

Attached is the notice to SGX in respect of Dr Prasad's share transactions in related corporations.

For your information please.

Thank you.



Devika R Davar

Encl:

Cc: Dr N Varaprasad

SIA ENGINEERING COMPANY 

By Fax Only
Fax No. 6535 7919 / 6535 2638
(No. of Pages: 01)

SINGAPORE EXCHANGE LIMITED
Cecil street, #18-02/05
The Exchange
Singapore 049705

Attn : Mr Tang
Issuer Regulation Department

25 February 2003

Dear Mr Tang,

NOTICE OF DIRECTOR'S INTEREST IN RELATED CORPORATIONS

Please find below the detail of the above-mentioned notice:-

Name of Director	Dr N Varaprasad		
Name of Related Corporation:	Keppel Land	Keppel Land	ST Assembly
No. of Shares transacted:	7,000	14,000	1,500
Amount of Consideration per share:	S$1.02	S$1.175	S$1.29
Date of transaction:	18 Nov '02	24 Feb '03	24 Feb '03
Circumstances giving rise to the change:	Open market Purchase	Open Market Sale	Open Market Sale

Yours faithfully,

Low Willin
Assistant Manager, Legal
(DID 6541 5183)

Changes in Dr Varaprasad's shareholding held with:
Managed Equity Account
Phillip Securities Pte Ltd

Counter	Name of Registered Shareholder	Circumstances giving rise to the change of shareholding	Date of Transaction	Transaction	Number of shares which are the subject of the transaction	Amount of consideration (excl brokerage/ stamp duties) per share	Number of shares held before the transaction	Number of shares held after the transaction
Keppel Land	Phillip Securities Pte Ltd PSN - Natarajan Varaprasad	Open market	24-Feb-03	SELL	14,000	$1.175	14,000	0
ST Assembly	Phillip Securities Pte Ltd PSN - Natarajan Varaprasad	Open market	24-Feb-03	SELL	1,500	$1.290	3,000	1,500

Changes in Dr Varaprasad's shareholding held with:
Managed Equity Account
Phillip Securities Pte Ltd

Counter	Name of Registered Shareholder	Circumstances giving rise to the change of shareholding	Date of Transaction	Transaction	Number of shares which are the subject of the transaction	Amount of consideration (excl brokerage/ stamp duties) per share	Number of shares held before the transaction	Number of shares held after the transaction
Keppel Land	Phillip Securities Pte Ltd PSN - Natarajan Varaprasad	Open market	14-Nov-02	BUY	7,000	$1.020	0	7,000
Keppel Land	Phillip Securities Pte Ltd PSN - Natarajan Varaprasad	Open market	18-Nov-02	BUY	7,000	$1.020	7,000	14,000

SIA ENGINEERING COMPANY 

To: **Chairman, SIAEC**
Dr Cheong Choong Kong

Directors
Mr Chew Leng Seng
Mr Wong Nang Jang
Mr Wong Ngit Liong
Lt-Gen(NS) Bey Soo Khiang
Dr Thio Su Mien
Mr Jimmy Phoon

From: Company Secretary

VPC/M/03/Declaration

24 March 2003

NOTICE OF DIRECTOR'S INTEREST IN RELATED CORPORATION

Attached is the notice to SGX in respect of Dr Prasad's share transaction in a related corporation.

For your information please.

Thank you.

Devika R Davar

Encl:

Cc: Dr N Varaprasad



By Fax Only
Fax No. 6535 7919 / 6535 2638
(No. of Pages: 01)

SINGAPORE EXCHANGE LIMITED
Cecil street, #18-02/05
The Exchange
Singapore 049705

Attn : Mr Tang
Issuer Regulation Department

24 March 2003

Dear Mr Tang,

NOTICE OF DIRECTOR'S INTEREST IN RELATED CORPORATION

Please find below the detail of the above-mentioned notice:-

Name of Director	Dr N Varaprasad
Name of Related Corporation:	Capitaland
No. of Shares transacted:	6,000
Amount of Consideration per share:	S$1.15
Date of transaction:	21 Mar '03
Circumstances giving rise to the change:	Open market Sale

Yours faithfully,

Low Willin
Assistant Manager, Legal
(DID 6541 5183)

Changes in Dr Varaprasad's shareholding held with:
Managed Equity Account
Phillip Securities Pte Ltd

Counter	Name of Registered Shareholder	Circumstances giving rise to the change of shareholding	Date of Transaction	Transaction	Number of shares which are the subject of the transaction	Amount of consideration (excl brokerage/ stamp duties) per share	Number of shares held before the transaction	Number of shares held after the transaction
Capitaland	Phillip Securities Pte Ltd PSN - Natarajan Varaprasad	Open market	21-Mar-03	SELL	6,000	$1.150	6,000	0


SIA ENGINEERING COMPANY

To: **Chairman, SIAEC**
Dr Cheong Choong Kong

Directors
Mr Wong Nang Jang
Mr Wong Ngit Liong
Lt-Gen(NS) Bey Soo Khiang
Dr N Varaprasad
Dr Thio Su Mien
Mr Jimmy Phoon

From: Company Secretary

03 JUL -2 AM 7:21

28 March 2003

NOTICE OF DIRECTOR'S INTEREST IN RELATED CORPORATION

Attached is the notice to SGX in respect of Mr Chew Leng Seng's share transaction in related corporation.

For your information please.

Thank you.



Devika R Davar

Encl:

Cc: Mr Chew Leng Seng

SIA ENGINEERING COMPANY 

By Fax Only
Fax No. 6535 7919 / 6535 2638
(No. of Pages: 01)

SINGAPORE EXCHANGE LIMITED
Cecil street, #18-02/05
The Exchange
Singapore 049705

Attn : Mr Tang
Issuer Regulation Department

28 March 2003

Dear Mr Tang,

NOTICE OF DIRECTOR'S INTEREST IN RELATED CORPORATION

Please find below the detail of the above-mentioned notice:-

Name of Director	Mr Chew Leng Seng
Name of Related Corporation:	SIA Ltd
No. of Shares transacted:	10,000
Amount of Consideration per share:	S$9.95
Date of transaction:	26 Mar '03
Circumstances giving rise to the change:	Open market Sale

Yours faithfully,

Low Willin
Assistant Manager, Legal
(DID 6541 5183)

To: **Chairman, SIAEC**
Dr Cheong Choong Kong

Directors
Mr Chew Leng Seng
Mr Wong Nang Jang
Mr Wong Ngit Liong
Lt-Gen(NS) Bey Soo Khiang
Dr Thio Su Mien
Mr Jimmy Phoon

From: Company Secretary

2 April 2003

NOTICE OF DIRECTOR'S INTEREST IN RELATED CORPORATION

Attached is the notice to SGX in respect of Dr N Varaprasad's share transaction in related corporation.

For your information please.

Thank you.


Devika R Davar

Encl:

Cc: Dr N Varaprasad

SIA ENGINEERING COMPANY 

By Fax Only
Fax No. 6535 7919 / 6535 2638
(No. of Pages: 01)

SINGAPORE EXCHANGE LIMITED
Cecil street, #18-02/05
The Exchange
Singapore 049705

Attn : Mr Tang
Issuer Regulation Department

2 April 2003

Dear Mr Tang,

NOTICE OF DIRECTOR'S INTEREST IN RELATED CORPORATION

Please find below the detail of the above-mentioned notice:-

Name of Director	Dr N Varaprasad
Name of Related Corporation:	Capitaland
No. of Shares transacted:	11,000
Amount of Consideration per share:	S$1.06
Date of transaction:	31 Mar '03
Circumstances giving rise to the change:	Open market Purchase

Yours faithfully,

Low Willin
Assistant Manager, Legal
(DID 6541 5183)

Airmail Transit Centre P O Box 501, Singapore 918101 Cable SINAIRLINE Telex 21241
Airline House, 25 Airline Road Singapore 819829 Telephone 65423333

Changes in Dr Varaprasad's shareholding held with:
Managed Equity Account
Phillip Securities Pte Ltd

Counter	Name of Registered Shareholder	Circumstances giving rise to the change of shareholding	Date of Transaction	Transaction	Number of shares which are the subject of the transaction	Amount of consideration (excl brokerage/ stamp duties) per share	Number of shares held before the transaction	Number of shares held after the transaction
Capitaland	Phillip Securities Pte Ltd PSN - Natarajan Varaprasad	Open market	31-Mar-03	BUY	11,000	$1.060	0	11,000

SIA ENGINEERING COMPANY 

To: **Chairman**
Dr Cheong Choong Kong

Directors
Mr Wong Nang Jang
Mr Wong Ngit Liong
Lt-Gen(NS) Bey Soo Khiang
Dr Thio Su Mien
Dr N Varaprasad
Mr Jimmy Phoon

From: Company Secretary

8 April 2003

NOTICE OF DIRECTOR'S INTEREST IN RELATED CORPORATION

Attached is the notice to SGX in respect of Mr Chew Leng Seng's share transaction in related corporation.

Thank you.

Devika R Davar

Encl:

Cc: Mr Chew Leng Seng

 

By Fax Only
Fax No. 6535 7919 / 6535 2638
(No. of Pages: 01)

SINGAPORE EXCHANGE LIMITED
Cecil street, #18-02/05
The Exchange
Singapore 049705

Attn : Mr Tang
Issuer Regulation Department

8 April 2003

Dear Mr Tang,

NOTICE OF DIRECTOR'S INTEREST IN RELATED CORPORATION

Please find below the detail of the above-mentioned notice:-

Name of Director	Mr Chew Leng Seng
Name of Related Corporation:	SIA Ltd
No. of Shares transacted:	10,000
Amount of Consideration per share:	S$9.35
Date of transaction:	07 Apr '03
Circumstances giving rise to the change:	Open market Sale

Yours faithfully,

Low Willin
Assistant Manager, Legal
(DID 6541 5183)

Devi, Pls. action

To	Mr Chew Leng Seng
Fax	65457804
From	S.Nalla - DBS Vickers Securities (Singapore) Pte Ltd
Fax	6536 5131
Date	8-Apr-03
Subj	Shares Sold on 7 April 2003

Mr Chew Leng Seng
Trading A/C Number : 4420

Date of Sale	Name of Company	Quantity	Sales Price S$	Amount S$
7-Apr-03	SIA Ltd	10,000	9.35	**93,500**

DECLA...TION OF DIRECTOR'S INTEREST IN THE CO... ANY AND ITS RELATED CORPORATIONS

Name: Cheong Choong Kong

Date: 9/4/03 *(please fill in date)*

'etary
ineering Company Limited
.e Road
louse
'e 819829

/Madam

. Engineering Company Limited - "the Company" - Financial Year Ended 31 March 2003

Sections 165, 201(6)(g) and 201(6A)(h) of the Companies Act (Cap. 50) (the "Act")

give notice that I am interested in the following shares, debentures, participatory interests (as defined in Section 107 of the Act), rights and options in respect of acquisition or disposal of shares, :racts giving a right to call for or to make delivery of shares (hereinafter collectively called "shares/debentures/etc"), of the Company and/or its related corporations (as defined in Section 6 of the :e Note (iii)], as registered in the names indicated below:

of Registered Holder	Name of Company/ Related corporation/ In which Shares/ Debentures/Etc are held	Shares/ Debentures/Etc (nature of interest)	Balance at beginning of Financial Year (or if Director was appointed during the Financial Year, as at his date of appointment) (no./amount held)	Balance at End of Financial Year (no./amount held)	Date Acquired/ Disposed & Price/Consideration
n Name	SATS	Shares	56,000	56,000	
	SIA	Shares	480,800	480,800	
	SIA	Share Options	708,000	936,000	Granted & accepted 228,000 share option on 2/7/02
	SIAEC	Shares	58,000	58,000	
	Singapore Telecom	Shares	121,690	1,740	Disposed 120,000 shares on 20/6/02 @ S$1.39 per share. Granted 50 Loyalty shares on 1/11/02

	Capitaland Ltd FRN	Debentures	S$250,000	NIL	Disposed on 7/8/02
	SIA FRN	Bonds	S$250,000	S$250,000	

use's/Nominee's [See Note (i)] *e specify name)*	SIA SIAEC SATS Singapore Telecom	Shares Shares Shares Shares	24,000 3,000 3,000 1,690	24,000 3,000 3,000 1740	 Granted 50 Loyalty shares on 1/11/02
ne of Bodies rate [See Note (ii)] *e specify name)*					

S for Section A above:

To delete as appropriate

A director's interest in shares/debentures/etc is deemed to include shares/debentures/etc held by or registered in the name of the director's spouse or children below the age of 21 years, including step and adopted children, or in which they are beneficially interested.

Shares/debentures/etc held by or registered in the names of nominees or trustees in which a director has a beneficial interest should also be disclosed.

Shares/debentures/etc registered in the names of directors, the beneficial interest of which is vested in another party, should be disclosed together with details of the beneficial shareholder(s).

This refers to corporations in which a director has a controlling interest or together with his associates (as defined in Section 7 of the Companies Act (Cap. 50)) control more than 20% of the voting shares therein or if the corporations or its directors are accustomed or under an obligation to act in accordance with the directors' directions, instructions or wishes.

Please note that "related corporations" of the Company would include Singapore Airlines Limited ("SIA"), Temasek Holdings (Pte) Ltd ("Temasek") and the respective subsidiaries of SIA and Temasek.

If space is insufficient, please attach list.

DECLARATION OF DIRECTOR'S INTEREST IN THE COMPANY AND ITS RELATED CORPORATIONS (cont'd)

ections 201(6)(f) and 201(6A)(g) of the Act

d of the financial year, or at any time during the financial year, did there subsist any arrangements, to which the Company is a party, whereby you, as a director of the Company, might enefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate?

~~Yes~~/No*

If the answer is yes, please give particulars:-

Section 201(8) of the Act

end of the previous financial year, have you received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or receivable s a director of the Company as shown in the accounts or consolidated accounts of the Company, or the fixed salary of a full-time employee of the Company), by reason of a contract made mpany or its related corporation, with you or with a firm of which you are a member or with a company in which you have a substantial financial interest?

Yes/~~No*~~

If the answer is yes, please indicate the nature and value/amount of the benefit, and the parties to the contract:-

I am an employee of SIA, the parent of SIAEC.

To delete as appropriate.

<u>TANT NOTE for Sections B and C above</u>:- If no indication is given under Section B and/or C above, it will be assumed that your response is "No" to the questions raised in the relevant

BY CERTIFY that the information given above is complete, true and correct in all respects.



Choong Kong

DECL. ATION OF DIRECTOR'S INTEREST IN THE CO...PANY AND ITS RELATED CORPORATIONS

Name: Bey Soo Khiang

Date: 9 Apr 03 *(please fill in date)*

ecretary
.ngineering Company Limited
rline Road
e House
pore 819829

Sir/Madam

SIA Engineering Company Limited - "the Company" - Financial Year Ended 31 March 2003

Sections 165, 201(6)(g) and 201(6A)(h) of the Companies Act (Cap. 50) (the "Act")

eby give notice that I am interested in the following shares, debentures, participatory interests (as defined in Section 107 of the Act), rights and options in respect of acquisition or disposal of shares, ontracts giving a right to call for or to make delivery of shares (hereinafter collectively called "shares/debentures/etc"), of the Company and/or its related corporations (as defined in Section 6 of the [See Note (iii)], as registered in the names indicated below:

ne of Registered Holder	Name of Company/ Related corporation/ In which Shares/ Debentures/Etc are held	Shares/ Debentures/Etc (nature of interest)	Balance at beginning of Financial Year (or if Director was appointed during the Financial Year, as at his date of appointment) (no./amount held)	Balance at End of Financial Year (no./amount held)	Date Acquired/ Disposed & Price/Consideration
Own Name	SIAEC	Shares	13,000	13,000	
	SMRT Corporation	Shares	3,000	3,000	
	Singapore Telecom	Shares	1,490	1,540	Granted 50 loyalty shares on 1/11/02
	SIA	Share Option	114,000	266,000	Granted & accepted 152,000 share option on 1/7/02

pouse's/Nominee's ıe [See Note (i)] *ıse specify name)*	Singapore Telecom SATS SMRT Corporation Chartered Semi-Conductor Manufacturing Limited	Shares Shares Shares Shares	1,490 1,000 3,000 10,000	1,540 1,000 3,000 25,000	Granted 50 loyalty shares on 1/11/02 Acquired 15,000 shares @ $0.99 per share on 4/10/02
ıame of Bodies porate [See Note (ii)] *ase specify name)*					

ES for Section A above:

To delete as appropriate

A director's interest in shares/debentures/etc is deemed to include shares/debentures/etc held by or registered in the name of the director's spouse or children below the age of 21 years, including step and adopted children, or in which they are beneficially interested.

Shares/debentures/etc held by or registered in the names of nominees or trustees in which a director has a beneficial interest should also be disclosed.

Shares/debentures/etc registered in the names of directors, the beneficial interest of which is vested in another party, should be disclosed together with details of the beneficial shareholder(s).

This refers to corporations in which a director has a controlling interest or together with his associates (as defined in Section 7 of the Companies Act (Cap. 50)) control more than 20% of the voting shares therein or if the corporations or its directors are accustomed or under an obligation to act in accordance with the directors' directions, instructions or wishes.

Please note that "related corporations" of the Company would include Singapore Airlines Limited ("SIA"), Temasek Holdings (Pte) Ltd ("Temasek") and the respective subsidiaries of SIA and Temasek.

If space is insufficient, please attach list.

DECLARATION OF DIRECTOR'S INTEREST IN THE COMPANY AND ITS RELATED CORPORATIONS (cont'd)

Sections 201(6)(f) and 201(6A)(g) of the Act

end of the financial year, or at any time during the financial year, did there subsist any arrangements, to which the Company is a party, whereby you, as a director of the Company, might benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate?

Yes/No*

If the answer is yes, please give particulars:-

Section 201(8) of the Act

the end of the previous financial year, have you received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or receivable u as a director of the Company as shown in the accounts or consolidated accounts of the Company, or the fixed salary of a full-time employee of the Company), by reason of a contract made Company or its related corporation, with you or with a firm of which you are a member or with a company in which you have a substantial financial interest?

Yes/No*

If the answer is yes, please indicate the nature and value/amount of the benefit, and the parties to the contract:-

---

To delete as appropriate.

ORTANT NOTE for Sections B and C above:- If no indication is given under Section B and/or C above, it will be assumed that your response is "No" to the questions raised in the relevant ons.

REBY CERTIFY that the information given above is complete, true and correct in all respects.



Soo Khiang

DECLARATION OF DIRECTOR'S INTEREST IN THE COMPANY AND ITS RELATED CORPORATIONS

Name: Thio Su Mien

Date: 9 April 2003 *(please fill in date)*

he Secretary
IA Engineering Company Limited
5 Airline Road
irline House
ingapore 819829

ear Sir/Madam

E: SIA Engineering Company Limited - "the Company" - Financial Year Ended 31 March 2003

Sections 165, 201(6)(g) and 201(6A)(h) of the Companies Act (Cap. 50) (the "Act")

hereby give notice that I am interested in the following shares, debentures, participatory interests (as defined in Section 107 of the Act), rights and options in respect of acquisition or disposal of shares, nd contracts giving a right to call for or to make delivery of shares (hereinafter collectively called "shares/debentures/etc"), of the Company and/or its related corporations (as defined in Section 6 of the ct) [See Note (iii)], as registered in the names indicated below:

Name of Registered Holder	Name of Company/ Related corporation/ In which Shares/ Debentures/Etc are held	Shares/ Debentures/Etc (nature of interest)	Balance at beginning of Financial Year (or if Director was appointed during the Financial Year, at his date of appointment) (no./amount held)	Balance at End of Financial Year (no./amount held)	Date Acquired/ Disposed & Price/Consideration
In Own Name	Singapore Telecom	Shares	1,490	1,540	Granted 50 loyalty shares on 1/11/02
	SIAEC	Shares	13,000	13,000	

n Spouse's/Nominee's lame [See Note (i)] (please specify name)	Singapore Telecom Chartered Semi-Conductor Manufacturing Limited	Shares Shares	1,490 30,000	1,540 ~~30,000~~	Granted 50 loyalty shares on 1/11/02 30,000 sold on 20 September 2002 at $1.05
n Name of Bodies Corporate [See Note (ii)] (please specify name)					

OTES for Section A above:

) To delete as appropriate

A director's interest in shares/debentures/etc is deemed to include shares/debentures/etc held by or registered in the name of the director's spouse or children below the age of 21 years, including step and adopted children, or in which they are beneficially interested.

Shares/debentures/etc held by or registered in the names of nominees or trustees in which a director has a beneficial interest should also be disclosed.

Shares/debentures/etc registered in the names of directors, the beneficial interest of which is vested in another party, should be disclosed together with details of the beneficial shareholder(s).

i) This refers to corporations in which a director has a controlling interest or together with his associates (as defined in Section 7 of the Companies Act (Cap. 50)) control more than 20% of the voting shares therein or if the corporations or its directors are accustomed or under an obligation to act in accordance with the directors' directions, instructions or wishes.

ii) Please note that "related corporations" of the Company would include Singapore Airlines Limited ("SIA"), Temasek Holdings (Pte) Ltd ("Temasek") and the respective subsidiaries of SIA and Temasek.

v) If space is insufficient, please attach list.

DECLARATION OF DIRECTOR'S INTEREST IN THE COMPANY AND ITS RELATED CORPORATIONS (cont'd)

B Sections 201(6)(f) and 201(6A)(g) of the Act

At the end of the financial year, or at any time during the financial year, did there subsist any arrangements, to which the Company is a party, whereby you, as a director of the Company, might acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate?

~~Yes~~/No*

If the answer is yes, please give particulars:-

____

____

C Section 201(8) of the Act

Since the end of the previous financial year, have you received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or receivable by you as a director of the Company as shown in the accounts or consolidated accounts of the Company, or the fixed salary of a full-time employee of the Company), by reason of a contract made by the Company or its related corporation, with you or with a firm of which you are a member or with a company in which you have a substantial financial interest?

Yes/~~No~~*

If the answer is yes, please indicate the nature and value/amount of the benefit, and the parties to the contract:-

Director has interest in all contracts between TSMP Law Corporation and the Company.

____

- *To delete as appropriate.*

IMPORTANT NOTE for Sections B and C above:- If no indication is given under Section B and/or C above, it will be assumed that your response is "No" to the questions raised in the relevant Sections.

I HEREBY CERTIFY that the information given above is complete, true and correct in all respects.

____

Thio Su Mien

03 JUL -2 7:21

DECLARATION OF DIRECTOR'S INTEREST IN THE COMPANY AND ITS RELATED CORPORATIONS

Name: Wong Nang Jang

Date: 9 Apr 2003 *(please fill in date)*

ie Secretary
IA Engineering Company Limited
5 Airline Road
irline House
ingapore 819829

ear Sir/Madam

E: SIA Engineering Company Limited - "the Company" - Financial Year Ended 31 March 2003

Sections 165, 201(6)(g) and 201(6A)(h) of the Companies Act (Cap. 50) (the "Act")

hereby give notice that I am interested in the following shares, debentures, participatory interests (as defined in Section 107 of the Act), rights and options in respect of acquisition or disposal of shares, id contracts giving a right to call for or to make delivery of shares (hereinafter collectively called "shares/debentures/etc"), of the Company and/or its related corporations (as defined in Section 6 of the ct) [See Note (iii)], as registered in the names indicated below:

Name of Registered Holder	Name of Company/ Related corporation/ In which Shares/ Debentures/Etc are held	Shares/ Debentures/Etc (nature of interest)	Balance at beginning of Financial Year (or if Director was appointed during the Financial Year, as at his date of appointment) (no./amount held)	Balance at End of Financial Year (no./amount held)	Date Acquired/ Disposed & Price/Consideration
In Own Name	SIAEC	Shares	13,000	30,000	Acquired 17,000 shares @ $1.57 on 20/12/02.
	Singapore Telecom	Shares	1,690	1,740	Granted 50 loyalty shares on 1/11/02

pouse's/Nominee's e [See Note (i)] se specify name)	Singapore Telecom SIAEC Capitaland Ltd	Shares Shares Shares	1,690 17,000 12,875	1,740 30,000 12,875	Granted 50 loyalty shares on 1/11/02 Acquired 1,000 shares @ $1.57 on 20/12/02 Acquired 12,000 shares @ $1.57 on 23/12/02
ame of Bodies porate [See Note (ii)] se specify name)					

ES for Section A above:

To delete as appropriate

A director's interest in shares/debentures/etc is deemed to include shares/debentures/etc held by or registered in the name of the director's spouse or children below the age of 21 years, including step and adopted children, or in which they are beneficially interested.

Shares/debentures/etc held by or registered in the names of nominees or trustees in which a director has a beneficial interest should also be disclosed.

Shares/debentures/etc registered in the names of directors, the beneficial interest of which is vested in another party, should be disclosed together with details of the beneficial shareholder(s).

This refers to corporations in which a director has a controlling interest or together with his associates (as defined in Section 7 of the Companies Act (Cap. 50)) control more than 20% of the voting shares therein or if the corporations or its directors are accustomed or under an obligation to act in accordance with the directors' directions, instructions or wishes.

Please note that "related corporations" of the Company would include Singapore Airlines Limited ("SIA"), Temasek Holdings (Pte) Ltd ("Temasek") and the respective subsidiaries of SIA and Temasek.

If space is insufficient, please attach list

DECLARATION OF DIRECTOR'S INTEREST IN THE COMPANY AND ITS RELATED CORPORATIONS (cont'd)

B Sections 201(6)(f) and 201(6A)(g) of the Act

At the end of the financial year, or at any time during the financial year, did there subsist any arrangements, to which the Company is a party, whereby you, as a director of the Company, might acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate?

~~Yes~~/No*

If the answer is yes, please give particulars:-

____

____

C Section 201(8) of the Act

Since the end of the previous financial year, have you received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or receivable by you as a director of the Company as shown in the accounts or consolidated accounts of the Company, or the fixed salary of a full-time employee of the Company), by reason of a contract made by the Company or its related corporation, with you or with a firm of which you are a member or with a company in which you have a substantial financial interest?

~~Yes~~/No*

If the answer is yes, please indicate the nature and value/amount of the benefit, and the parties to the contract:-

____

____

* *To delete as appropriate.*

IMPORTANT NOTE for Sections B and C above:- If no indication is given under Section B and/or C above, it will be assumed that your response is "No" to the questions raised in the relevant Sections.

I HEREBY CERTIFY that the information given above is complete, true and correct in all respects.



Wong Nang Jang

DECL...ATION OF DIRECTOR'S INTEREST IN THE COM...Y AND ITS RELATED CORPORATIONS

Name: Wong Ngit Liong

Date: 10 APR 2003 *(please fill in date)*

y
...ring Company Limited
...oad
...se
19829

...ndum

...ngineering Company Limited - "the Company" - Financial Year Ended 31 March 2003

...ections 165, 201(6)(g) and 201(6A)(h) of the Companies Act (Cap. 50) (the "Act")

...ive notice that I am interested in the following shares, debentures, participatory interests (as defined in Section 107 of the Act), rights and options in respect of acquisition or disposal of shares, ...cts giving a right to call for or to make delivery of shares (hereinafter collectively called "shares/debentures/etc"), of the Company and/or its related corporations (as defined in Section 6 of the ... Note (iii)], as registered in the names indicated below:

...f Registered Holder	Name of Company/ Related corporation/ In which Shares/ Debentures/Etc are held	Shares/ Debentures/Etc (nature of interest)	Balance at beginning of Financial Year (or if Director was appointed during the Financial Year, as at his date of appointment) (no./amount held)	Balance at End of Financial Year (no./amount held)	Date Acquired/ Disposed & Price/Consideration
...Name	Singapore Telecom	Shares	1,490	1,540	Granted 50 Loyalty shares on 1/11/02
	Singapore Food Industries Ltd	Shares	60,000	60,000	-
	SIAEC	Shares	13,000	13,000	
	Chartered Semiconductor	Shares	135,000	~~135,000~~ NIL	Disposed on March 6, 2003 Price Sold : 0.715

's/Nominee's Note (i)] *ecify name)*	Singapore Telecom	Shares	850	900	Granted 50 Loyalty shares on 1/11/02
of Bodies te [See Note (ii)] *pecify name)*					

for Section A above:

To delete as appropriate

A director's interest in shares/debentures/etc is deemed to include shares/debentures/etc held by or registered in the name of the director's spouse or children below the age of 21 years, including step and adopted children, or in which they are beneficially interested.

Shares/debentures/etc held by or registered in the names of nominees or trustees in which a director has a beneficial interest should also be disclosed.

Shares/debentures/etc registered in the names of directors, the beneficial interest of which is vested in another party, should be disclosed together with details of the beneficial shareholder(s).

This refers to corporations in which a director has a controlling interest or together with his associates (as defined in Section 7 of the Companies Act (Cap. 50)) control more than 20% of the voting shares therein or if the corporations or its directors are accustomed or under an obligation to act in accordance with the directors' directions, instructions or wishes.

Please note that "related corporations" of the Company would include Singapore Airlines Limited ("SIA"), Temasek Holdings (Pte) Ltd ("Temasek") and the respective subsidiaries of SIA and Temasek.

If space is insufficient, please attach list.

DECLARATION OF DIRECTOR'S INTEREST IN THE COMPANY AND ITS RELATED CORPORATIONS (cont'd)

ctions 201(6)(f) and 201(6A)(g) of the Act

of the financial year, or at any time during the financial year, did there subsist any arrangements, to which the Company is a party, whereby you, as a director of the Company, might iefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate?

*es/No**

the answer is yes, please give particulars:-

---

ection 201(8) of the Act

end of the previous financial year, have you received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or receivable a director of the Company as shown in the accounts or consolidated accounts of the Company, or the fixed salary of a full-time employee of the Company), by reason of a contract made mpany or its related corporation, with you or with a firm of which you are a member or with a company in which you have a substantial financial interest?

*Yes/No**

If the answer is yes, please indicate the nature and value/amount of the benefit, and the parties to the contract:-

---

To delete as appropriate.

<u>TANT NOTE for Sections B and C above</u>:- If no indication is given under Section B and/or C above, it will be assumed that your response is "No" to the questions raised in the relevant

Y CERTIFY that the information given above is complete, true and correct in all respects.



Ngit Liong

03 JUL -2 7:21

DECL TION OF DIRECTOR'S INTEREST IN THE CO ANY AND ITS RELATED CORPORATIONS

Name: Natarajan Varaprasad

Date: 11-04-2003 *(please fill in date)*

ie Secretary
A Engineering Company Limited
Airline Road
irline House
ngapore 819829

ear Sir/Madam

E: SIA Engineering Company Limited - "the Company" - Financial Year Ended 31 March 2003

Sections 165, 201(6)(g) and 201(6A)(h) of the Companies Act (Cap. 50) (the "Act")

hereby give notice that I am interested in the following shares, debentures, participatory interests (as defined in Section 107 of the Act), rights and options in respect of acquisition or disposal of shares, nd contracts giving a right to call for or to make delivery of shares (hereinafter collectively called "shares/debentures/etc"), of the Company and/or its related corporations (as defined in Section 6 of the ct) [See Note (iii)], as registered in the names indicated below:

Name of Registered Holder	Name of Company/ Related corporation/ In which Shares/ Debentures/Etc are held	Shares/ Debentures/Etc (nature of interest)	Balance at beginning of Financial Year (or if Director was appointed during the Financial Year, as at his date of appointment) (no./amount held)	Balance at End of Financial Year (no./amount held)	Date Acquired/ Disposed & Price/Consideration
In Own Name	Singapore Telecom	Shares	5,000	NIL	Disposed 5,000 shares on 13/08/02 @ $1.54 per share
	Raffles Holdings	Shares	2,000	NIL	Disposed 2,000 shares on 4/7/02 @ $0.48 per share
	SIA	Shares	2,000	2,000	
	SMRT Corporation	Shares	4,000	NIL	Disposed 4,000 shares on 4/7/02 @$0.675 per share
	CapitaLand	Shares	6,000	14,000	Acquired 3,000 shares on 15/10/02 @ $1.17 per share (CPF A/c). Disposed 6,000 shares on 21/3/03 @ $1.15 per share. Acquired 11,000 shares on 31/3/03 @ $1.06 per share.

	SIAEC	Shares	10,000	[illegible]00	Disposed 5,000 shares on 4/7/02 @ $2.38 per share
	Chartered Semiconductor Mg	Shares	4,000	NIL	Disposed 4,000 shares on 2/10/02 @ $0.98 per share
	STATS	Shares	2,000	1,500	Acquired 2,500 shares on 8/7/02 @ $2.46 per share. Disposed 1,500 shares on 21/10/02 @ $1.26 per share and 1,500 shares on 24/2/03 @ $1.29 per share
	CapitaMall Trust Management Ltd	Shares	NIL	5,000	Acquired 5,000 shares during IPO on 16/7/02 @ $0.96 per share
	SembCorp Marine	Shares	NIL	10,000	Acquired 10,000 shares on 21/10/02 @ $0.865 per share

In Spouse's/Nominee's Name [See Note (i)] *(please specify name)*	Singapore Telecom CapitaMall Trust Management Ltd	Shares Shares	1,690 NIL	1,740 5,000	Granted 50 Loyalty Shares on 1/11/02 Acquired 5,000 shares during IPO on 16/7/02 @ $0.96 per share
In Name of Bodies Corporate [See Note (ii)] *(please specify name)*					

NOTES for Section A above:

(i) To delete as appropriate

A director's interest in shares/debentures/etc is deemed to include shares/debentures/etc held by or registered in the name of the director's spouse or children below the age of 21 years, including step and adopted children, or in which they are beneficially interested.

Shares/debentures/etc held by or registered in the names of nominees or trustees in which a director has a beneficial interest should also be disclosed.

Shares/debentures/etc registered in the names of directors, the beneficial interest of which is vested in another party, should be disclosed together with details of the beneficial shareholder(s).

(ii) This refers to corporations in which a director has a controlling interest or together with his associates (as defined in Section 7 of the Companies Act (Cap. 50)) control more than 20% of the voting shares therein or if the corporations or its directors are accustomed or under an obligation to act in accordance with the directors' directions, instructions or wishes.

(iii) Please note that "related corporations" of the Company would include Singapore Airlines Limited ("SIA"), Temasek Holdings (Pte) Ltd ("Temasek") and the respective subsidiaries of SIA and Temasek.

(iv) If space is insufficient, please attach list.

DECLARATION OF DIRECTOR'S INTEREST IN THE COMPANY AND ITS RELATED CORPORATIONS (cont'd)

Sections 201(6)(f) and 201(6A)(g) of the Act

. the end of the financial year, or at any time during the financial year, did there subsist any arrangements, to which the Company is a party, whereby you, as a director of the Company, might quire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate?

Yes/No*

If the answer is yes, please give particulars:-

Section 201(8) of the Act

Since the end of the previous financial year, have you received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or receivable by you as a director of the Company as shown in the accounts or consolidated accounts of the Company, or the fixed salary of a full-time employee of the Company), by reason of a contract made by the Company or its related corporation, with you or with a firm of which you are a member or with a company in which you have a substantial financial interest?

Yes/No*

If the answer is yes, please indicate the nature and value/amount of the benefit, and the parties to the contract:-

---

---

* *To delete as appropriate.*

IMPORTANT NOTE for Sections B and C above:- If no indication is given under Section B and/or C above, it will be assumed that your response is "No" to the questions raised in the relevant Sections.

I HEREBY CERTIFY that the information given above is complete, true and correct in all respects.

N. Varaprasad

 

To: **Chairman**
Dr Cheong Choong Kong

Directors
Mr Chew Leng Seng
Mr Wong Nang Jang
Mr Wong Ngit Liong
Lt-Gen(NS) Bey Soo Khiang
Dr N Varaprasad
Mr Jimmy Phoon

From: Company Secretary

15 April 2003

NOTICE OF DIRECTOR'S DEEMED INTEREST IN A RELATED CORPORATION

Our notice to SGX in respect of Dr Thio Su Mien's deemed interest in a related corporation is attached please.

Thank you.



Devika R Davar

Encl:

Cc: Dr Thio Su Mien

SIA ENGINEERING COMPANY 

By Fax Only
Fax No. 6535 7919 / 6535 2638
(No. of Pages: 01)

SINGAPORE EXCHANGE LIMITED
Cecil street, #18-02/05
The Exchange
Singapore 049705

Attn : Mr Tang
Issuer Regulation Department

14 April 2003

Dear Mr Tang,

NOTICE OF DIRECTOR'S DEEMED INTEREST IN RELATED CORPORATION

Please find below the detail of the above-mentioned notice:-

Name of Director:	Dr Thio Su Mien
Name of Register holder:	Mr Thio Gim Hock, spouse of director
Name of Related Corporation:	Chartered Semiconductor Manufacturing Ltd
No. of Shares transacted:	30,000
Amount of Consideration per share:	S$1.05
Date of transaction:	20 September 2002
Circumstances giving rise to the change:	Open market Sale

Yours faithfully,

Low Willin
Assistant Manager, Legal
(DID 6541 5183)

SIA ENGINEERING COMPANY 

To: **Chairman**
Dr Cheong Choong Kong

Directors
Mr Chew Leng Seng
Mr Wong Nang Jang
Lt-Gen(NS) Bey Soo Khiang
Dr Thio Su Mien
Dr N Varaprasad
Mr Jimmy Phoon

From: Company Secretary

15 April 2003

NOTICE OF DIRECTOR'S INTEREST IN A RELATED CORPORATION

Our notice to SGX in respect of Mr Wong Ngit Liong's share transaction in a related corporation is attached please.

Thank you.


Devika R Davar

Encl:

Cc: Mr Wong Ngit Liong

SIA ENGINEERING COMPANY 

By Fax Only
Fax No. 6535 7919 / 6535 2638
(No. of Pages: 01)

SINGAPORE EXCHANGE LIMITED
Cecil street, #18-02/05
The Exchange
Singapore 049705

Attn : Mr Tang
Issuer Regulation Department

14 April 2003

Dear Mr Tang,

NOTICE OF DIRECTOR'S INTEREST IN RELATED CORPORATION

Please find below the detail of the above-mentioned notice:-

Name of Director	Mr Wong Ngit Liong
Name of Related Corporation:	Chartered Semiconductor Manufacturing Ltd
No. of Shares transacted:	135,000
Amount of Consideration per share:	S$0.715
Date of transaction:	06 March '03
Circumstances giving rise to the change:	Open market Sale

Yours faithfully,

Low Willin
Assistant Manager, Legal
(DID 6541 5183)

DECLARATION OF DIRECTOR'S INTEREST IN THE COMPANY AND ITS RELATED CORPORATIONS

Name: Jimmy Phoon Siew Heng

Date: 14 Apr 03 *(please fill in date)*

The Secretary
SIA Engineering Company Limited
25 Airline Road
Airline House
Singapore 819829

Dear Sir/Madam

RE: SIA Engineering Company Limited - "the Company" - Financial Year Ended 31 March 2003

A Sections 165, 201(6)(g) and 201(6A)(h) of the Companies Act (Cap. 50) (the "Act")

I hereby give notice that I am interested in the following shares, debentures, participatory interests (as defined in Section 107 of the Act), rights and options in respect of acquisition or disposal of shares, and contracts giving a right to call for or to make delivery of shares (hereinafter collectively called "shares/debentures/etc"), of the Company and/or its related corporations (as defined in Section 6 of the Act) [See Note (iii)], as registered in the names indicated below:

Name of Registered Holder	Name of Company/ Related corporation/ In which Shares/ Debentures/Etc are held	Shares/ Debentures/Etc (nature of interest)	Balance at beginning of Financial Year (or If Director was appointed during the Financial Year, as at his date of appointment) (no./amount held)	Balance at End of Financial Year (no./amount held)	Date Acquired/ Disposed & Price/Consideration
In Own Name	Singapore Telecoms	Shares	1,750	1,820	Granted 70 loyalty shares on 1/11/02

In Spouse's/~~Nominee's~~ Name [See Note (i)] *(please specify name)* Tan Chew Ping	Singapore Telecoms	Shares	2,690	2,740	Granted 50 loyalty shares on 1/11/02
In Name of Bodies Corporate [See Note (ii)] *(please specify name)*					

NOTES for Section A above:

(i) To delete as appropriate

A director's interest in shares/debentures/etc is deemed to include shares/debentures/etc held by or registered in the name of the director's spouse or children below the age of 21 years, including step and adopted children, or in which they are beneficially interested.

Shares/debentures/etc held by or registered in the names of nominees or trustees in which a director has a beneficial interest should also be disclosed.

Shares/debentures/etc registered in the names of directors, the beneficial interest of which is vested in another party, should be disclosed together with details of the beneficial shareholder(s).

(ii) This refers to corporations in which a director has a controlling interest or together with his associates (as defined in Section 7 of the Companies Act (Cap. 50)) control more than 20% of the voting shares therein or if the corporations or its directors are accustomed or under an obligation to act in accordance with the directors' directions, instructions or wishes.

(iii) Please note that "related corporations" of the Company would include Singapore Airlines Limited ("SIA"), Temasek Holdings (Pte) Ltd ("Temasek") and the respective subsidiaries of SIA and Temasek.

(iv) If space is insufficient, please attach list.

DECLARATION OF DIRECTOR'S INTEREST IN THE COMPANY AND ITS RELATED CORPORATIONS (cont'd)

B Sections 201(6)(f) and 201(6A)(g) of the Act

At the end of the financial year, or at any time during the financial year, did there subsist any arrangements, to which the Company is a party, whereby you, as a director of the Company, might acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate?

~~Yes~~/No*

If the answer is yes, please give particulars:-

____

____

C Section 201(8) of the Act

Since the end of the previous financial year, have you received or become entitled to receive a benefit (*other than a benefit included in the aggregate amount of emoluments received or receivable* by you as a director of the Company as shown in the accounts or consolidated accounts of the Company, or the fixed salary of a full-time employee of the Company), by reason of a contract made by the Company or its related corporation, with you or with a firm of which you are a member or with a company in which you have a substantial financial interest?

~~Yes~~/No*

If the answer is yes, please indicate the nature and value/amount of the benefit, and the parties to the contract:-

____

____

* *To delete as appropriate.*

IMPORTANT NOTE for Sections B and C above:- If no indication is given under Section B and/or C above, it will be assumed that your response is "No" to the questions raised in the relevant Sections.

I HEREBY CERTIFY that the information given above is complete, true and correct in all respects.

____

Jimmy Phoon Siew Heng

SIA ENGINEERING COMPANY 

To: **Chairman**
Dr Cheong Choong Kong

Directors
Mr Chew Leng Seng
Mr Wong Ngit Liong
Lt-Gen(NS) Bey Soo Khiang
Dr Thio Su Mien
Dr N Varaprasad
Mr Jimmy Phoon

From: Company Secretary

22 April 2003

NOTICE OF DIRECTOR'S DEEMED INTEREST IN A RELATED CORPORATION

Our notice to SGX in respect of Mr Wong Nang Jang's deemed interest in a related corporation is attached please.

Thank you.



Devika R Davar

Encl:

Cc: Mr Wong Nang Jang

SIA ENGINEERING COMPANY 

By Fax Only
Fax No. 6535 7919 / 6535 2638
(No. of Pages: 01)

SINGAPORE EXCHANGE LIMITED
Cecil street, #18-02/05
The Exchange
Singapore 049705

Attn : Mr Tang
Issuer Regulation Department

17 April 2003

Dear Mr Tang,

NOTICE OF DIRECTOR'S DEEMED INTEREST IN A RELATED CORPORATION

Please find below the detail of the above-mentioned notice:-

Name of director:	Mr Wong Nang Jang
Name of registered holder:	Mdm Yeong Poh Yee, spouse of director
Name of related corporation:	Capitaland Ltd
No. of shares purchased:	12,875
Date of transaction:	4 March 2000
Circumstances giving rise to the change:	Converted from DBS Land in Nov 2000

Kindly contact the undersigned should you have any queries.

Thank you.

Yours faithfully,

Low Willin
Assistant Manager, Legal
(DID 6541 5183)

SIA ENGINEERING COMPANY 

To: **Chairman, SIAEC**
Dr Cheong Choong Kong

From: Company Secretary

Directors
Mr Wong Nang Jang
Mr Wong Ngit Liong
Lt-Gen(NS) Bey Soo Khiang
Dr N Varaprasad
Dr Thio Su Mien
Mr Jimmy Phoon

VPC/M/03/Declaration

23 April 2003

NOTICE OF DIRECTOR'S INTEREST IN RELATED CORPORATIONS

Our notice to SGX in respect of Mr Chew Leng Seng's share transactions in related corporations is attached please.

Thank you.


Devika R Davar

Encl:

Cc: Mr Chew Leng Seng

SIA ENGINEERING COMPANY 

By Fax Only
Fax No. 6535 7919 / 6535 2638
(No. of Pages: 01)

SINGAPORE EXCHANGE LIMITED
Cecil street, #18-02/05
The Exchange
Singapore 049705

Attn : Mr Tang
Issuer Regulation Department

23 April 2003

Dear Mr Tang,

NOTICE OF DIRECTOR'S INTEREST IN RELATED CORPORATIONS

Please find below the detail of the above-mentioned notice:-

Name of Director	Mr Chew Leng Seng	
Name of Related Corporation:	ST Assembly Test Svcs Ltd	Capitaland Ltd
No. of shares transacted:	20,000	50,000
Amount of consideration per share:	S$1.26	S$1.06
Date of transaction:	30 October 2002	15 April 2003
Circumstances giving rise to the change:	Open market Sale	Open market purchase

Yours faithfully,

Low Willin
Assistant Manager, Legal
(DID 6541 5183)

Jeslin.

To	Mr Chew Leng Seng
Fax	6445 2122
From	S.Nalla - DBS Vickers Securities (Singapore) Pte Ltd
Fax	6536 5131
Date	30-Oct-02
Subj	Shares Sold on 30 October 2002



Mr Chew Leng Seng
Trading A/C Number : 4420

Date of Sale	Name of Company	Quantity	Sales Price S$	Amount S$
30-Oct-02	ST Assembly Test Svcs Ltd	20,000	1.26	25,200
Total Sales Proceeds (not inclusive of transaction costs)				**25,200**

Dear [illegible],
Thank you
[illegible]

To	Mr Chew Leng Seng
Fax	6445 2122
From	S.Nalla - DBS Vickers Securities (Singapore) Pte Ltd
Fax	6536 5131
Date	15-Apr-03
Subj	Shares Purchased on 15th April 2003

Mr Chew Leng Seng
Trading A/C Number : 4420

Date of Purchase	Name of Company	Quantity	Purchase Price S$	Amount S$
15-Apr-03	Capitaland Ltd	50,000	1.06	53,000

03 JUL -2 AM 7:21

DECL..ATION OF DIRECTOR'S INTEREST IN THE CC .PANY AND ITS RELATED CORPORATIONS

Name: Chew Leng Seng

Date: 28 APR 2003 *(please fill in date)*

tary
ıeering Company Limited
Road
ɔuse
: 819829

Madam

Engineering Company Limited - "the Company" - Financial Year Ended 31 March 2003

Sections 165, 201(6)(g) and 201(6A)(h) of the Companies Act (Cap. 50) (the "Act")

give notice that I am interested in the following shares, debentures, participatory interests (as defined in Section 107 of the Act), rights and options in respect of acquisition or disposal of shares, racts giving a right to call for or to make delivery of shares (hereinafter collectively called "shares/debentures/etc"), of the Company and/or its related corporations (as defined in Section 6 of the e Note (iii)], as registered in the names indicated below:

of Registered Holder	Name of Company/ Related corporation/ In which Shares/ Debentures/Etc are held	Shares/ Debentures/Etc (nature of interest)	Balance at beginning of Financial Year (or if Director was appointed during the Financial Year, as at his date of appointment) (no./amount held)	Balance at End of Financial Year (no./amount held)	Date Acquired/ Disposed & Price/Consideration
n Name	SIAEC	Share Options	380,000	380,000	
	SIA	Share Options	110,000	110,000	
	SIAEC	Shares	18,000	18,000	
	Singapore Telecom (CDP)	Shares	10,000	NIL	
	Singapore Telecom (CPF)	Shares	1,690	1,740	Granted 50 loyalty shares on 1/11/02
	Sembawang Corporation Industries	Shares	6,000	NIL	
	SMRT	Shares	100,000	NIL	

	SIA	Shares	90,000	[illegible]0,000	Disposed 10,000 shares @ $9.95 per share on 26/3/03. Note: Balance as at 21 April '03 - **70,000 shares** Disposed 10,000 shares @ $9.35 per share on 7/4/03.
	ST Engineering Ltd	Shares	20,000	18,000	
	CapitaMall Trust Management Ltd	Shares	NIL	140,000	Acquired 140,000 shares during IPO @ $0.96 per shares on 16/7/02.
	Capitaland Ltd	Shares	NIL	NIL	Note: Balance as at 21 April '03 - **50,000 shares** Acquired 50,000 shares @ $1.06 per share on 15/4/03.

ıse's/Nominee's See Note (i)] *specify name)*	Singapore Telecom Capitaland Ltd SembCorp Marine Ltd DBS Group Holdings Ltd	Shares Shares Shares Shares	1,690	1,690 2,750 10,000 3,040	
ne of Bodies rate [See Note (ii)] *: specify name)*					

S for Section A above:

To delete as appropriate

A director's interest in shares/debentures/etc is deemed to include shares/debentures/etc held by or registered in the name of the director's spouse or children below the age of 21 years, including step and adopted children, or in which they are beneficially interested.

Shares/debentures/etc held by or registered in the names of nominees or trustees in which a director has a beneficial interest should also be disclosed.

Shares/debentures/etc registered in the names of directors, the beneficial interest of which is vested in another party, should be disclosed together with details of the beneficial shareholder(s).

This refers to corporations in which a director has a controlling interest or together with his associates (as defined in Section 7 of the Companies Act (Cap. 50)) control more than 20% of the voting shares therein or if the corporations or its directors are accustomed or under an obligation to act in accordance with the directors' directions, instructions or wishes.

Please note that "related corporations" of the Company would include Singapore Airlines Limited ("SIA"), Temasek Holdings (Pte) Ltd ("Temasek") and the respective subsidiaries of SIA and Temasek.

If space is insufficient, please attach list.

DECLARATION OF DIRECTOR'S INTEREST IN THE COMPANY AND ITS RELATED CORPORATIONS (cont'd)

Sections 201(6)(f) and 201(6A)(g) of the Act

end of the financial year, or at any time during the financial year, did there subsist any arrangements, to which the Company is a party, whereby you, as a director of the Company, might : benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate?

~~Yes~~/No*

If the answer is yes, please give particulars:-

Section 201(8) of the Act

the end of the previous financial year, have you received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or receivable ı as a director of the Company as shown in the accounts or consolidated accounts of the Company, or the fixed salary of a full-time employee of the Company), by reason of a contract made Company or its related corporation, with you or with a firm of which you are a member or with a company in which you have a substantial financial interest?

Yes/~~No~~*

If the answer is yes, please indicate the nature and value/amount of the benefit, and the parties to the contract:-

Pursuant to a contract for service in respect of an appointment as Consultant of the Company. Contract will expire on

30 April 2003 with monthly remuneration of S$23,000.

To delete as appropriate.

<u>ORTANT NOTE for Sections B and C above</u>:- If no indication is given under Section B and/or C above, it will be assumed that your response is "No" to the questions raised in the relevant ons.

EBY CERTIFY that the information given above is complete, true and correct in all respects.



v Leng Seng

 

To: **Chairman, SIAEC**
Dr Cheong Choong Kong

Directors
Mr Wong Nang Jang
Mr Wong Ngit Liong
Lt-Gen(NS) Bey Soo Khiang
Dr N Varaprasad
Dr Thio Su Mien
Mr Jimmy Phoon

From: Company Secretary

VPC/M/03/Declaration

16 May 2003

NOTICE OF DIRECTOR'S INTEREST IN RELATED CORPORATIONS

Our notice to SGX in respect of Mr Chew Leng Seng's share transactions in related corporations is attached please.

Thank you.


Devika R Davar

Encl:

Cc: Mr Chew Leng Seng

SIA ENGINEERING COMPANY 

By Fax Only
Fax No. 6535 7919 / 6535 2638
(No. of Pages: 01)

SINGAPORE EXCHANGE LIMITED
Cecil street, #18-02/05
The Exchange
Singapore 049705

Attn : Mr Tang
Issuer Regulation Department

16 May 2003

Dear Mr Tang,

NOTICE OF DIRECTOR'S INTEREST IN RELATED CORPORATIONS

Please find below the detail of the above-mentioned notice:-

Name of Director	Mr Chew Leng Seng	
Name of Related Corporation:	Singapore Post Ltd	CapitaLand Ltd
No. of shares transacted:	660,000	50,000
Amount of consideration per share:	S$0.60	S$1.07
Date of transaction:	8 May 2003	6 May 2003
Circumstances giving rise to the change:	IPO	Open market sale

Yours faithfully,

Low Willin
Assistant Manager, Legal
(DID 6541 5183)

 

To: **Chairman**
Mr Koh Boon Hwee

Directors
Mr Chew Choon Seng
Mr Chew Leng Seng
Mr Wong Nang Jang
Mr Wong Ngit Liong
Lt-Gen(NS) Bey Soo Khiang
Dr Thio Su Mien
Mr Jimmy Phoon

From: Company Secretary

VPC/M/03/DECLARATION

05 June 2003

NOTICE OF DIRECTOR'S INTEREST IN A RELATED CORPORATION

Please find attached a copy of the notice to SGX in respect of Dr N Varaprasad's sale of shares in a related corporation.

For your reference please.

Thank you.


Devika R Davar

Encl:

Cc: Dr N Varaprasad

By Fax Only
Fax No. 6535 7919/ 6535 2638
(No. of Pages: 01)

SINGAPORE EXCHANGE LIMITED
20 Cecil street, #18-02/05
The Exchange
Singapore 049705

Attn : Mr Tang
Issuer Regulation Department

5 June 2003

Dear Sir,

NOTICE OF DIRECTOR'S INTEREST IN A RELATED CORPORATION

Please find below, the details of the above-mentioned notice:-

Name of Director	Dr N Varaprasad
Name of Related Corporations	Capitaland
No. of Shares Sold	11,000
Amount of Consideration per share	S$1.20
Date of Sale	03 June 2003
Circumstances giving rise to the change	Open Market Sale

Please do not hesitate to call the undersigned should you require any clarification.

Thank you

Yours faithfully,



Low Willin
Assistant Manager, Legal
(DID: 6541 5183)

Changes in Dr Varaprasad's shareholding held with:
Managed Equity Account
Phillip Securities Pte Ltd

Counter	Name of Registered Shareholder	Circumstances giving rise to the change of shareholding	Date of Transaction	Transaction	Number of shares which are the subject of the transaction	Amount of consideration (excl brokerage/ stamp duties) per share	Number of shares held before the transaction	Number of shares held after the transaction
Capitaland	Phillip Securities Pte Ltd PSN - Natarajan Varaprasad	Open market	3-Jun-03	SELL	11,000	$1.200	11,000	0

 

To: **Chairman**
Mr Koh Boon Hwee

From: Company Secretary

Directors
Mr Chew Choon Seng (Deputy Chairman)
Mr Chew Leng Seng
Mr Wong Nang Jang
Mr Wong Ngit Liong
Lt-Gen(NS) Bey Soo Khiang
Dr Thio Su Mien
Mr Jimmy Phoon

VPC/M/03/DECLARATION

10 June 2003

NOTICE OF DIRECTOR'S INTEREST IN A RELATED CORPORATION

Please find attached a copy of the notice to SGX in respect of Dr N Varaprasad's purchase of shares in a related corporation.

For your reference please.

Thank you.



Devika R Davar

Encl:

Cc: Dr N Varaprasad



By Fax Only
Fax No. 6535 7919/ 6535 2638
(No. of Pages: 01)

SINGAPORE EXCHANGE LIMITED
20 Cecil street, #18-02/05
The Exchange
Singapore 049705

Attn : Mr Tang
Issuer Regulation Department

10 June 2003

Dear Sir,

NOTICE OF DIRECTOR'S INTEREST IN A RELATED CORPORATION

Please find below, the details of the above-mentioned notice:-

Name of Director	Dr N Varaprasad
Name of Related Corporations	Sembcorp Industries
No. of Shares Sold	10,000
Amount of Consideration per share	S$1.23
Date of Sale	09 June 2003
Circumstances giving rise to the change	Open Market Purchase

Please do not hesitate to call the undersigned should you require any clarification.

Thank you

Yours faithfully,

Low Willin
Assistant Manager, Legal
(DID: 6541 5183)

Changes in Dr Varaprasad's shareholding held with:
Managed Equity Account
Phillip Securities Pte Ltd

Counter	Name of Registered Shareholder	Circumstances giving rise to the change of shareholding	Date of Transaction	Transaction	Number of shares which are the subject of the transaction	Amount of consideration (excl brokerage/ stamp duties) per share	Number of shares held before the transaction	Number of shares held after the transaction
Sembcorp Industries	Phillip Securities Pte Ltd PSN - Natarajan Varaprasad	Open market	9-Jun-03	BUY	10,000	$1.230	0	10,000



To: **Chairman**
Mr Koh Boon Hwee

Directors
Mr Chew Choon Seng (Deputy Chairman)
Mr Chew Leng Seng
Mr Wong Nang Jang
Mr Wong Ngit Liong
Lt-Gen(NS) Bey Soo Khiang
Dr Thio Su Mien
Mr Jimmy Phoon

From: Company Secretary

VPC/M/03/DECLARATION

19 June 2003

NOTICE OF DIRECTOR'S INTEREST IN A RELATED CORPORATION

Please find attached a copy of the notice to SGX in respect of Dr N Varaprasad's purchase of shares in a related corporation.

For your reference please.

Thank you.


Devika R Davar

Encl:

Cc: Dr N Varaprasad



By Fax Only
Fax No. 6535 7919/ 6535 2638
(No. of Pages: 01)

SINGAPORE EXCHANGE LIMITED
20 Cecil street, #18-02/05
The Exchange
Singapore 049705

Attn : Mr Teng
Issuer Regulation Department

18 June 2003

Dear Sir,

NOTICE OF DIRECTOR'S INTEREST IN A RELATED CORPORATION

Please find below, the details of the above-mentioned notice:-

Name of Director	Dr N Varaprasad
Name of Related Corporations	Sembcorp Industries
No. of Shares Purchased	9,000
Amount of Consideration per share	S$1.29
Date of Purchase	18 June 2003
Circumstances giving rise to the change	Open Market Purchase

Please do not hesitate to call the undersigned should you require any clarification.

Thank you

Yours faithfully,

Low Willin
Assistant Manager, Legal
(DID: 6541 5183)

Changes in Dr Varaprasad's shareholding held with:
Managed Equity Account
Phillip Securities Pte Ltd

Counter	Name of Registered Shareholder	Circumstances giving rise to the change of shareholding	Date of Transaction	Transaction	Number of shares which are the subject of the transaction	Amount of consideration (excl brokerage/ stamp duties) per share	Number of shares held before the transaction	Number of shares held after the transaction
Sembcorp Industries	Phillip Securities Pte Ltd PSN - Natarajan Varaprasad	Open market	18-Jun-03	BUY	9,000	$1.290	10,000	19,000